Sale and Purchase Agreement

between

Star Capital SGR S.p.A. for “Star Bridge Social Responsible Fund”

Marco Gazzaniga

Gianfranco Padovani

Sergio Zannoni

on the one hand

and

Ferro Corporation

Ferro Coatings Italy s.r.l.

on the other hand

relating to the sale and purchase of the shares representing 100% of the issued and outstanding share capital of Vetriceramici S.p.A.

TABLE OF CONTENTS

1	Definitions	3
	1.1 Certain Definitions	3
	1.2 Other Definitional and Interpretative Matters	13
2	Scope of this Agreement	14
	2.1 Purpose	14
	2.2 Purchase and Sale	14
3	Purchase Price	15
	3.1 Purchase Price	15
	3.2 Notice of Sellers	15
	3.3 Closing Date Financial Accounts	16
	3.4 Adjustment. Settlement payment	18
	3.5 Payments	19
	3.6 Payment Modalities	19
	3.7 Ferro Guarantee on Performance of Purchaser’s Obligations	20
4	Antitrust. Conditions Precedent. Termination	20
	4.1 Antitrust	20
	4.2 Conditions Precedent	22
	4.3 Termination	22
5	Interim Management	23
	5.1 Conduct of the Group	23
	5.2 Interim Covenants	24
	5.3 Interim Transactions	26
	5.4 Purchaser’s Information Rights	26
	5.5 Credit Facilities	27
	5.6 Names of customers	27
	5.7 Company’s Payment Instructions	27
	5.8 VC Mexico Initiatives	28
6	The Closing	28
	6.1 Place and Date of Closing	28
	6.2 Actions and Deliveries by Purchaser	28
	6.3 Actions and Deliveries by Sellers	30
	6.4 Additional Activities, Information and Documents	31
	6.5 One Transaction	31
	6.6 Transfer of Title	32
7	Further Undertakings	32
	7.1 Directors and Auditors	32
	7.2 Release of Directors and Statutory Auditors	33
	7.3 VC Mexico Minority Interest and VC Turkey Minority Interest	34
	7.4 Padovani and Zannoni Transitional Services	35
	7.5 Vecom Leases	36
	7.6 VC Poland Lease	37
8	Representations and Warranties of Sellers	37
	8.1 Representations and Warranties of the Sellers	37
	8.2 Accuracy as of the Closing Date	59
9	Representations and Warranties of Purchaser	59
	9.1 Representations and Warranties of the Purchaser	59

10	Indemnification	61
	10.1 Undertakings of the Sellers	61
	10.2 No other remedies	61
	10.3 Exclusions and Limitations	62
	10.4 Handling of Claims	65
	10.5 Amnesty	66
	10.6 Escrow	67
	10.7 Payments	68
	10.8 Severability	68
	10.9 Cooperation	69
11	Other Covenants of the Parties	69
	11.1 Confidentiality	69
	11.2 Announcements	70
12	Miscellaneous Provisions	70
	12.1 Survival	70
	12.2 Entire Agreement, Changes in Writing	70
	12.3 Assignment Prohibited	70
	12.4 Notices	71
	12.5 Further Assurances	74
	12.6 Taxes and Other Expenses	74
	12.7 Severability	74
	12.8 Liability	74
	12.9 Schedules	75
	12.10 Applicable Law	75
	12.11 Dispute Resolution	75
	12.12 Counterparts	76

SCHEDULES

Schedule 0.1	Star’s powers to sign
Schedule 0.2	Purchaser’s powers to sign
Schedule 0.3	Ferro’s powers to sign
Schedule 0.4	Zannoni’s powers to sign
Schedule b)	Corporate capital of Vetriceramici
Schedule e)	Diligence CD-ROM
Schedule f)	Vendor's Due Diligence
Schedule 1.1.2	Accounting Principles
Schedule 1.1.15	Cash
Schedule 1.1.42	Escrow Agreement
Schedule 1.1.44	Facilities Agreement
Schedule 1.1.47	Financial Debt
Schedule 1.1.104	Senior Banks’ Release Letter
Schedule 1.1.121	VC Mexico Minority Interest
Schedule 1.1.133	Working Capital
Schedule 3.2	Closing Notice
Schedule 5.3	Interim Period
Schedule 5.8	VC Mexico Initiatives
Schedule 6.2	Directors and statutory auditors’ release letter
Schedule 6.3(a)	Directors and statutory auditors’ resignation letter
Schedule 6.3(b)	Place of Subsidiaries’ corporate books
Schedule 6.3(d)	Entry in the Company’s shareholders’ ledger
Schedule 6.3(h)	Sellers’ release letter
Schedule 7.3(c)	Form of the articles of association of VC Turkey
Schedule 7.3(d)	Minority Interest Transfer Documents
Schedule 7.5	Vecom Leases
Schedule 7.6	VC Poland Lease
Schedule 8.1.2(c)	Silvana Gambi’s (Zannoni’s wife) authorization
Schedule 8.1.3	No conflict
Schedule 8.1.5	Capitalization
Schedule 8.1.6(a)	2013 Financial Statements
Schedule 8.1.6(b)	Interim Financial Statements
Schedule 8.1.6(d)	Liabilities
Schedule 8.1.6(f)	Guarantees
Schedule 8.1.6(g)	Letters of credit
Schedule 8.1.7(a)	Authorizations
Schedule 8.1.7(f)	Trade Restriction
Schedule 8.1.8	Subsequent events
Schedule 8.1.9(a)	Leased Real Property
Schedule 8.1.9(b)	Owned Real Property
Schedule 8.1.10	Equity holdings
Schedule 8.1.11	Assets
Schedule 8.1.12	Intellectual Property
Schedule 8.1.13	Taxes
Schedule 8.1.14(a)	List of Employees
Schedule 8.1.14(b)	Resigning Employees
Schedule 8.1.14(e)	Benefit Plans
Schedule 8.1.14(k)	Acceleration Employees’ severance pay or termination
Schedule 8.1.14(l)	Discrimination
Schedule 8.1.15(a)	Labor Relations
Schedule 8.1.15(b)	List of Employees’ positions
Schedule 8.1.15(c)	Labor claims
Schedule 8.1.16	Agents

Schedule 8.1.17	Litigation and Claims
Schedule 8.1.18	Material Contracts
Schedule 8.1.19	Affiliate Contract
Schedule 8.1.20(a)	Insurance
Schedule 8.1.20(b)	Outstanding Material Claims
Schedule 8.1.21	Environmental Matters
Schedule 8.1.22	Products Claims
Schedule 8.1.23(a)	Top Customers and suppliers
Schedule 8.1.23(b)	Top Customers and suppliers’ notice
Schedule 8.1.24	Bank Accounts
Schedule 8.1.25	No Brokers’ Fees
Schedule 8.1.27	Directors and Officers
Schedule 8.1.29	Powers of Attorney

SALE AND PURCHASE AGREEMENT

This sale and purchase agreement is made in Milan (Italy), on 20 September, 2014 ("Date of this Agreement") by and between:

Star Capital SGR S.p.A., a company duly incorporated under the laws of Italy, whose registered office is in Milan (Italy), Via Pietro Paleocapa no. 6, registered with the Companies’ Register of Milan n. 03883560488, acting as management company of the end-closed fund named “Star Bridge Social Responsible Fund”, acting by Marco Baratti in his capacity as director, duly empowered by means of resolution of the board of directors dated September 8, 2014, a copy of which is attached hereto as Schedule 0.1 (“Star”);

Marco Gazzaniga, born in Civitavecchia (RM) on 23 July 1961, domiciled at Star’s offices in Milan (Italy) Via Pietro Paleocapa no. 6, tax code GZZ MRC 61L23 C773R (“Gazzaniga”);

Gianfranco Padovani, born in Faenza (RA) on 31st December 1959, resident in Via Borgo d'Oro no. 1, 48018 Faenza (RA) (Italy), tax code PDV GFR 59T31 D458X (“Padovani”);

Sergio Zannoni, born in Faenza (RA) on 1st March 1946, resident in Via Ferrari no. 3, 48018 Faenza (RA) (Italy), tax code ZNN SRG 46C01 D458O (“Zannoni”) acting by his attorney Carlo Melandri pursuant to the proxy attached hereto as Schedule 0.4;

(Star, Gazzaniga, Padovani and Zannoni are hereinafter collectively referred to as the “Sellers” and each as a “Seller”)

- on the one hand –

and

Ferro Coatings Italy S.r.l., a company  duly incorporated under the laws of Italy, whose registered office is in Fiorano Modenese (Italy), Via Ferrari Carazzoli, 1, registered with the Companies’ Register of Modena no. 03590630368, acting by Daniele Bandiera, duly empowered by means of a resolution of the board of directors taken by written consent on September 19, 2014, a copy of which is attached hereto as Schedule 0.2 (the “Purchaser”)

Ferro Corporation, a company  duly incorporated under the laws of Ohio, USA, whose principal address is 6060 Parkland Blvd., Mayfield Heights, Ohio 44124 acting by Peter T. Thomas in his capacity as Chairman, President, CEO, duly empowered by means of Ferro Corporation Secretary’s Certificate dated September 18, 2014, a copy of which is attached hereto as Schedule 0.3 (“Ferro”), in its capacity as guarantor of the Purchaser pursuant to Section 0.

- on the other hand –

RECITALS

a)Vetriceramici S.p.A., a company duly organized and existing under the laws of Italy, having its registered office in Casola Valsenio (RA), Via I Maggio no. 35, fiscal code, VAT number and registered with the Companies’ Register of Ravenna no. 01052230396 (“Vetriceramici” or the “Company”) has a deliberated, subscribed and paid share capital of Euro 10,953,750.00, subdivided in no. 10,953,750 shares of

Euro 1.00 each;

b)Sellers are the beneficial and record owner of n. 10,953,750 shares in Vetriceramici representing 100% of the share capital of Vetriceramici, as better specified in Schedule b) (the “Vetriceramici Interest”);

c)the Vetriceramici Interest has been granted in pledge in favor of the Senior Banks;

d)the Company owns:

i.the entire (100%) corporate capital of the company named Vetriglass S.r.l., with registered office in Casola Valsenio (RA), Via Primo Maggio 35, corporate capital of Euro 10,000.00 fully subscribed and paid-in (“Vetriglass”);

ii.the entire (100%) share capital of the company named Vetriceramici Polska Sp.zo.o., with registered office in Tomaszòw Mazowiecki (Poland), corporate capital of PLN 1,083,600.00 fully subscribed and paid-in (“VC Poland”);

iii.99.9999458% of the share capital of the company named Vetriceramici de Mexico S de RL de CV, with registered office in Apodaca (Mexico), minimum corporate capital of MXC $ 3,000.00, fully subscribed and paid-in (“VC Mexico”). Padovani and Zannoni own the remaining corporate capital of VC Mexico, each of them in the same percentage; and

iv.99.92% of the share capital of the company named Vetriceramici Ser. Mam. Hizm. San. Ve Tic. Ltd. Sti, with registered office in Istanbul (Turkey), corporate capital of TL 30,000 (“VC Turkey” and collectively with Vetriglass, VC Poland and VC Mexico the “Subsidiaries”). Padovani owns the remaining corporate capital of VC Turkey.

e)prior to the execution of this Agreement, the Purchaser has carried out, in conjunction with its advisors and counsels, a satisfactory and complete due diligence activity on the legal, financial, business, commercial, accounting, tax and environmental issues and aspects relating to the Company and the Subsidiaries (the “Due Diligence Activity”). The Due Diligence Activity has been carried out, among others, on such documents and information which have been made available to the Purchaser, including those made available through the virtual data room established by the Company and copied in the “CD-ROM” attached herein as Schedule e) and has included site visits to the Company’s production plants, interviews with the management of the Company and the Subsidiaries and with the Sellers and their financial and legal advisors;

f)the Sellers have also made available to the Purchaser certain accounting, tax, legal and environmental vendor’s due diligence reports attached herein as Schedule e);

g)Sellers intend to sell and transfer to Purchaser, and Purchaser intends to purchase from Sellers, on the terms and conditions set out in this Agreement, the entire share capital of Vetriceramici.

NOW THEREFORE,

in consideration of the Recitals and the mutual promises herein contained, the Parties hereby agree and covenant as follows.

1.Definitions.

1.1Certain Definitions.

In addition to the other terms defined elsewhere in this Agreement, for the purposes of same, the following words and terms shall have the meaning set forth below:

1.1.1“2013 Financial Statements”: has the meaning set forth in Section 0.

1.1.2“Accounting Principles”: means:

(a)as to (i) the Company, (ii) Vetriglass and (iii) the Company and the Subsidiaries on a consolidated basis, the rules of the Code dealing with annual financial statements and the accounting principles prepared by the Consiglio Nazionale dei Dottori Commercialisti e degli Esperti Contabili, as amended by the Organismo Italiano di Contabilità (O.I.C.), or, in their absence, the accounting principles prepared by the International Accounting Standards Committee (I.A.S.C.) applied on a basis consistent with past practices and valuation criteria used in the preparation of the 2013 Financial Statements; and

(b)as to the Subsidiaries, except for Vetriglass, on a separate entity basis, the accounting principles generally accepted in the countries in which the Subsidiaries are incorporated or, in their absence, the accounting principles prepared by the International Accounting Standards Committee (I.A.S.C.) applied on a basis consistent with past practices and valuation criteria used in the preparation of the 2013 Financial Statements;

(c)in all cases as amended and supplemented by the accounting principles and the application and construction criteria set forth in Schedule 1.1.2.

1.1.3“Affiliate”: means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is made.  For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") shall be construed in accordance with the definition of “Control” set forth under Section 1.1.31 below.

1.1.4“Affiliate Contracts”: has the meaning set forth under Section 8.1.19.

1.1.5“Agent”: has the meaning set forth in Section 8.1.16.

1.1.6“Agreement”: means this agreement executed and exchanged by and between Sellers and Purchaser in the place and as of the date first above written, with all schedules and attachments thereto.

1.1.7“Amnesty”: has the meaning set forth in Section 10.5.

1.1.8“Antitrust Authorities”: has the meaning set forth in Section 4.2.

1.1.9“Antitrust Clearance”: means a decision, in whatever form (including a declaration of lack of jurisdiction) by all of the Antitrust Authorities or the expiry of the applicable waiting periods (or any extension thereof), as applicable, authorizing, not objecting or granting an exemption to the concentration and the sale and purchase of the Vetriceramici Interest (as defined herein) contemplated by this Agreement, which includes a mere filing or notification, if the Closing can take place pursuant to applicable Law without a decision, or the expiry of any waiting period.

1.1.10 “Antitrust Filings” has the meaning set forth in Section 4.1.

1.1.11“Balance”: has the meaning set forth in Section 3.4.

1.1.12“Benefit Plan”: has the meaning set forth in Subsection 8.1.14.

1.1.13“Business Day”: means any calendar day other than Saturdays, Sundays and any other days on which credit institutions are authorized to close in the city of Milan (Italy).

1.1.14“Cap”: has the meaning set forth in Subsection 10.3.4.

1.1.15“Cash”: means the aggregate consolidated amount of any cash at hand and cash equivalents of the Group as set out in more detail in Schedule 1.1.15.

1.1.16“Claim”: has the meaning set forth in Subsection 10.4.1.

1.1.17“Claim Notice”: has the meaning set forth in Subsection 10.4.1.

1.1.18“Closing”: means the purchase and sale contemplated by this Agreement and the activities set forth in Article 6.

1.1.19“Closing Date”: the date on which the Closing shall actually take place in accordance with Section 6.1.

1.1.20“Closing Date Cash”: means the Cash as shown in the Closing Date Financial Accounts.

1.1.21“Closing Date Financial Accounts”: means the consolidated financial accounts of the Company and the Subsidiaries as of the Closing Date (or, should the Closing Date be December 1, 2014 as per Section 6.1(a)ii, as of November 30, 2014) prepared applying the Accounting Principles and which have become final and binding upon the Parties according to Section 3.3.

1.1.22“Closing Date Financial Debt”: means the Financial Debt as shown in the Closing Date Financial Accounts.

1.1.23“Closing Date Working Capital”: means the Working Capital as shown in the Closing Date Financial Accounts.

1.1.24“Closing Notice”: has the meaning set forth in Section 3.2.

1.1.25“Closing Sellers Expenses”: means the Sellers Expenses still outstanding as of the Closing Date.

1.1.26“Code”: means the Italian Civil Code.

1.1.27“Company”: has the meaning set forth in the preamble.

1.1.28“Competition Laws”: means laws and regulations in any applicable jurisdiction that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

1.1.29“Conditions Precedent”: has the meaning set forth in the Section 4.2.

1.1.30“Contract”: means any agreement between two or more parties aimed at creating, regulating or terminating a relationship that is economic in nature as set forth in Section 1321 of the Code, whether written or oral, and including any contract, agreement, indenture, loan, lease (including real property leases), conditional sale contract, franchise, insurance policy, option or other enforceable arrangement or agreement.

1.1.31  “Control”: has the meaning provided under Section 2359, first and second paragraphs, of the Code. The terms “controlled by” and “controlling” will have correlative meanings.

1.1.32“Date of this Agreement”: has the meaning set forth in the preamble.

1.1.33  “De Minimis”: has the meaning set forth in Subsection 10.3.4.

1.1.34“Dispute Notice”: has the meaning set forth in Subsection 10.4.1.

1.1.35“Disputed Accounting Matters”: has the meaning set forth in Section 3.3.

1.1.36  “Due Diligence Activity”: has the meaning set forth in the Recitals.

1.1.37“Employee”: has the meaning set forth in Subsection 8.1.14.

1.1.38“Encumbrance”: means any mortgage, charge, pledge, lien, hypothecation, usufruct, defect of title, option, right of retention, right of first refusal, right of pre-emption, Third Party right or interest, right of way or other encumbrance or security interest restricting the use, ownership or transferability of the relevant asset, including any restriction on the voting, transfer or income or equity distribution of securities or other attributes of ownership, including tag-along rights and drag-along rights.

1.1.39“Environmental Laws”: means all Laws (including any judicial or administrative interpretation thereof) concerning environmental, health and safety, and risk prevention matters including: safety and hygiene at work provisions, emissions, discharges, waste management or releases of pollutants, contaminants or Hazardous Materials into the environment or otherwise relating to the manufacture, import, sale, distribution, processing, storage, transport, handling or disposal of or exposure to Hazardous Materials.

1.1.40“Escrow Accounts”: means the escrow accounts which each of the Sellers will open with the Escrow Agent pursuant to the Escrow Agreement and to which the Escrow Amount will be credited pursuant to Sections 3.5 and 3.6, the details of which will be notified by the Sellers to the Purchaser in the context of the Closing Notice.

1.1.41“Escrow Agent”: means Deutsche Bank S.p.A. Via Turati, 27, Milan (Italy).

1.1.42“Escrow Agreement”: means the mandate to be signed on the Closing Date between the Parties and the Escrow Agent substantially in the agreed form attached hereto as Schedule 1.1.42.

1.1.43“Escrow Amount”: means the amount (for Sellers in the aggregate) of Euro 3,000,000.00.

1.1.44“Facilities Agreement”: means the medium-long term facilities agreement entered into on 31 October 2006 (as amended on 29 December 2010, 3 April 2012 and 27 June 2013) between the Company (formerly Vetri Holding S.r.l.), as borrower, and the Senior Banks, as lenders, pursuant to which the Senior Banks made available to the Company two facilities for an original amount of, respectively, Euro 19,000,000.00 and Euro 6,000,000.00, secured by the Pledge, copy of which is attached hereto as Schedule 1.1.44.

1.1.45“Faenza Lease”: has the meaning set forth in Section 7.5.

1.1.46“Ferro”: has the meaning set forth in the preamble.

1.1.47“Financial Debt”: means the consolidated financial debt (including accrued interest) of the Group as set out in Schedule 1.1.47. For the sake of clarity Financial Debt (i) shall include the Outstanding Debt and capitalized leases; and (ii) shall not include items included in the calculation of the Working Capital.

1.1.48“Financial Statements”: has the meaning set forth in Section 8.1.16.

1.1.49“Floor”: has the meaning set forth in Subsection 10.3.4.

1.1.50“Fund”: has the meaning set forth in Section 12.8.

1.1.51“Fund’s Term”: has the meaning set forth in Subsection 10.3.1.

1.1.52“Gazzaniga”: has the meaning set forth in the preamble.

1.1.53“Governmental Authority”: means any (a) nation, region, state, country, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) public international organization or multinational organization, or (f) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

1.1.54“Governmental Authorization” means any approval, consent, permit, ruling, waiver, exemption or other authorization, whether express or implied (including the lapse of a prescribed time at the end of which without an objection being made the authorization will be deemed granted) issued by or under the authority of any Governmental Authority or pursuant to any applicable Law

1.1.55“Group”: means, collectively, the Company and the Subsidiaries.

1.1.56“Hazardous Material” means any hazardous waste, hazardous substance, toxic substance, pollutant or contaminant, including, without limitation, petroleum and petroleum products, asbestos and asbestos-containing materials, radiation and radioactive materials, polychlorinated biphenyls and any other material regulated by, or that could result in liability under, applicable Environmental Laws.

1.1.57“Independent Accountant”: means the firm of certified accountants named PricewaterhouseCoopers S.p.A. provided that, if PricewaterhouseCoopers S.p.A. does not agree to perform, or is unable or unwilling to complete the services called for under Section 0 and the Sellers and the Purchaser fail to agree on its replacement within the following 5 Business Days, such replacement will thereupon be designated (with the express exclusion of KPMG and Deloitte), by the President of the Court of Milan at the request of either Party and after having allowed sufficient time for the hearing of the other.

1.1.58“Independent Accountant’s Mandate”: means the mandate conferred upon the Independent Accountant by the Parties in relation to the provisions of Section 3.3 which mandate will be: (i) consistent with the provision of Section 3.3 and (ii) agreed in good faith between the Parties and the Independent Accountant.

1.1.59“Individual Accounts” means the bank accounts of the Sellers to which an amount equal in the aggregate to the Provisional Purchase Price less the Escrow Amount will be credited pursuant to Sections 3.5 and 3.6, the details of which will be notified by the Sellers to the Purchaser in the context of the Closing Notice.

1.1.60“Intellectual Property”: means patents, patent applications, utility models, inventions, trademarks (whether registered or unregistered), trademark applications, service marks, service names, trade names, domain names, copyrights, trade secrets, technology, computer software, designs, design rights, know-how (including drawings, technical data, formulae, manufacturing processes, proprietary information, customers lists), or other intellectual property rights which are used by the Company and the Subsidiaries in conducting their respective businesses.

1.1.61  “Information Systems”: means all computer hardware, databases and data storage systems, computer, data, database and communications networks (other than the Internet), architecture interfaces and firewalls (whether for data, voice, video or other media access, transmission or reception) and other apparatus used to create, store, transmit, exchange or receive information in any form.

1.1.62  “Insurance Policies”: has the meaning set forth in Section 8.1.19.

1.1.63  “Interim Claim” has the meaning set forth in Section 4.2.( c).

1.1.64  “Interim Financial Statements”: has the meaning set forth in Section 8.1.6.

1.1.65“Interim Period”: means the period from Date of this Agreement through the Closing Date.

1.1.66“Interim Transaction”: has the meaning set forth in Section 5.3.

1.1.67  “Law”: means any law, statute, decree, regulation, directive, code, rule of any Governmental Authority (including any judicial or administrative interpretation thereof).

1.1.68“Leased Real Property”: has the meaning set forth in Section 8.1.9.

1.1.69  “Liability”: means, limited to Article 10, any obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether or not due or to become due or asserted or unasserted).

1.1.70“Long Stop Date”: means December 1, 2014.

1.1.71  “Loss”: means any actual and direct loss, liability, direct damage, cost or expense, including, without limitation, assessments, fines, penalties, judgments, settlements, costs, reasonable attorneys' fees, but excluding any (i) consequential, incidental, contingent, potential or indirect loss or damage; (ii) loss or damage relating to the loss, by the Purchaser and/or its shareholders, of investment or business opportunities; or (iii) loss or damage relating to the Purchaser's expectations, estimates, appraisals, financial models or assumptions on the success or profitability of Vetriceramici or the Subsidiaries or on their valuation; or (iv) loss of profit (lucro cessante); and (v) other damage arising out of or in connection with the loss of value of the Vetriceramici Interest or of the Group based on any profitability multiple or on any other different valuation method, directly or indirectly, taken into account by the Purchaser or by its, direct or indirect, shareholders for the purpose of determining the value of the Vetriceramici Interest or the Group.

1.1.72  “Material Adverse Effect”: means, with respect to the Company or the Group, any fact, circumstance, event, change or effect that has occurred or occurs at any time between June 1, 2014 and the Closing Date and that is materially adverse to the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole in fiscal year 2014, other than events, changes or effects resulting from: (i) any change in interest rates or general economic conditions; (ii) events, changes or effects occurring generally in the industries in which the Company and the Subsidiaries do business; (iii) changes in Laws or interpretation thereof, (iv) an outbreak or escalation of hostilities involving any country where the Company and the Subsidiaries do business, the declaration by any country where the Company and the Subsidiaries do business of a national emergency or war, or the occurrence of any acts of terrorism and any actions or reactions thereto; (v) changes required by the Accounting Principles; (vi) earthquakes, hurricanes, floods, or other natural disasters; (vii) any affirmative action knowingly taken by Purchaser that reasonably could be expected to result in a Material Adverse Effect; (viii) any action taken by the Company at the express request of the Purchaser, or any action or omission required pursuant to the express terms of this Agreement;  (ix) any effect of the negotiation, execution, announcement of this Agreement or the Transaction contemplated hereby on the Company's contractual or business relationships with customers, suppliers, vendors, bank lenders, or employees; (x) circumstances which were fairly disclosed to the Purchaser in the Schedules to this Agreement (except however Schedule e) which shall not be taken into account for the purposes hereof).

1.1.73“MI Facility”: means that certain Euro 2,500,000 medium-term facility agreement entered into on August 9, 2013 by and between the Company and Mediocredito Italiano S.p.A..

1.1.74“Minority Interest Transfer Documents”: has the meaning set forth in Section 7.3(d).

1.1.75“MPS Facility”: means that certain Euro 500,000 loan agreement entered into on June 12, 2013 by and between the Company and Monte dei Paschi di Siena S.p.A..

1.1.76“Order”: means any order, determination, judgment, injunction, assessment, award, decree, ordinance, ruling, decision, charge or writ of any Governmental Authority other than an Antitrust Authority.

1.1.77“Ordinary Course of Business”: means for any Person, the ordinary and usual course of day-to-day operations of such Person, consistent with the past practice of such Person.

1.1.78“Outstanding Debt”: means, collectively, the Outstanding Debt under the Facilities Agreement, the Outstanding Debt under the MI Facility, the Outstanding Debt under the MPS Facility and the Outstanding Debt under the Shareholders’ Loan Agreement.

1.1.79“Outstanding Debt under the Shareholders’ Loan Agreement”: means the principal and accrued interest, fees, penalties and prepayment or make-whole payment obligations, if any, and any other amount to be paid to Sellers, as lenders, by the Company pursuant to or in any manner deriving from the

Shareholders’ Loan Agreement as at the Closing Date, which amount Sellers will provide notice of to Purchaser according with Section 0 of this Agreement.

1.1.80“Outstanding Debt under the Facilities Agreement”: means the amount equal to the principal and accrued interest, fees, penalties and prepayment or make-whole payment obligations, if any, owed by the Company to the Senior Banks as at the Closing Date pursuant to the Facilities Agreement, which amount Sellers will provide notice of to Purchaser pursuant to Section 3.2 of this Agreement.

1.1.81“Outstanding Debt under the MI Facility”: means the amount equal to the principal and accrued interest, fees, penalties and prepayment or make-whole payment obligations, if any, owed by the Company to Mediocredito Italiano S.p.A. pursuant to the MI Facility, as at the Closing Date, which amount Sellers will provide notice of to Purchaser pursuant to Section 3.2 of this Agreement.

1.1.82“Outstanding Debt under the MPS Facility”: means the amount equal to the principal and accrued interest, fees, penalties and prepayment or make-whole payment obligations, if any, owed by the Company to Monte dei Paschi di Siena S.p.A. pursuant to the MPS Facility, as at the Closing Date, which amount Sellers will provide notice of to Purchaser pursuant to Section 3.2 of this Agreement.

1.1.83“Owned Intellectual Property”: means all Intellectual Property owned (in whole or in part) by the Company and the Subsidiaries.

1.1.84“Owned Real Property”: has the meaning set forth in Section 8.1.9.

1.1.85“Padovani”: has the meaning set forth in the preamble.

1.1.86“Party” or “Parties”: mean either Purchaser or Sellers or both, as the context may require.

1.1.87“Permitted Encumbrance” means (a) Encumbrances for Taxes, assessments and other charges of Governmental Authorities not yet due and payable or being contested in good faith by appropriate proceedings and where appropriate reserves have been made in accordance with the Accounting Principles, (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising or incurred in the Ordinary Course of Business or by operation of Law if the underlying obligations are not delinquent, and (c) with respect to the Real Property, zoning, building and other similar restrictions; provided that none of the foregoing described in clause (c) will individually or in the aggregate materially impair the value or continued use and operation of the property to which they relate in the business of the Company and the Subsidiaries as presently conducted.

1.1.88“Person”: means any individual, sole proprietorship, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, company or other legal entity.

1.1.89“Pledge”: means the pledge granted by Sellers on the Vetriceramici Interest on 31 October 2006 (as subsequently confirmed on 30 November 2007 and 29 December

2010) in favor of the Senior Banks to secure the obligations under the Facilities Agreement.

1.1.90“Provisional Purchase Price”: has the meaning provided for in Section 3.2.

1.1.91“Purchase Price”: has the meaning provided for in Section 3.1.

1.1.92“Purchaser”: has the meaning set forth in the preamble.

1.1.93“Purchaser Bank”: means the bank at which Purchaser holds an Italian account.

1.1.94“Purchaser Indemnitees”: has the meaning provided for in Section 10.1.

1.1.95“Reference Date”: means 31 December 2013.

1.1.96  “Relevant Percentage”: has the meaning set forth in Section 3.2.

1.1.97“Rules”: has the meaning set forth in Section 12.11.

1.1.98“Schedule”: means any schedule attached to this Agreement.

1.1.99“Seller” or “Sellers”: has the meaning set forth in the preamble.

1.1.100“Sellers Expenses”: means all costs, fees and expenses incurred by the Company or by the Company on behalf of Sellers, in each case in connection with the process of selling the Company or otherwise relating to the negotiation, preparation, execution or consummation of this Agreement and the Transactions, including, without limitation (a) any brokerage fees, commissions, finders' fees or financial advisory fees, (b) the fees and expenses of advisors and consultants in connection with the process of the Transaction and (c) all bonus payments, payments related to mandatory severance benefits, payments related to accrued vacation time, payments related to termination indemnities and seniority premiums but only if and to the extent any such payment under this letter (c) is triggered by the Transaction (whether alone or in connection with other events), but excluding those payments made that are included in the definition of "Outstanding Debt". For the sake of clarity employees’ ordinary annual bonuses unrelated to the Transaction and directors’ annual variable compensation will not be included in the Sellers Expenses.

1.1.101“Sellers’ Knowledge”: means the actual knowledge, after reasonable inquiry, of Gazzaniga, Padovani, Zannoni, Carlo Arteria, Marco Baratti and Massimiliano Gori and that knowledge which a non-executive shareholder sitting on the board of directors of the Company could obtain by exercising due diligence and reasonable care.

1.1.102“Sellers’ Representative”: means KFinance S.r.l..

1.1.103“Senior Banks”: means MPS Capital Services Banca per le Imprese S.p.A. (formerly Monte dei Paschi di Siena Banca per l’Impresa S.p.A.), as agent and lender, and Banco Popolare Società Cooperativa (formerly Efibanca S.p.A.), as lender, and any other potential bank being part, as lender, to the Facilities Agreement.

1.1.104“Senior Banks’ Release Letter”: means the instruments in writing substantially in the form of Schedule 1.1.104 executed by Senior Banks or MPS Capital Services Banca per le Imprese S.p.A., as agent and on behalf of other Senior Banks, a copy of which will be delivered by Sellers to Purchaser on or before the Closing Date.

1.1.105“Shareholders’ Agreement”: means the shareholders’ agreements among Star, Gazzaniga, Padovani and Zannoni.

1.1.106“Shareholders’ Loan Agreement”: means the shareholders’ loan agreement entered into on 23 June 2009 between Sellers, as lenders and shareholders, and the Company, as borrower, for an original principal amount of Euro 3,000,000.00.

1.1.107“Star”: has the meaning set forth in the preamble.

1.1.108“Statement of Objections”: has the meaning set forth in Section 3.3.

1.1.109“Subsidiaries”: has the meaning set forth in the Recitals.

1.1.110“Target Working Capital”: means the amount of Euro 16,000,000.00.

1.1.111“Tax” or “Taxes”: mean all direct and indirect federal, state or local taxes, social security contributions, fees, levis or other fiscal assessments and duties imposed by any federal, national or local taxing authorities, including all income taxes, transfer, recording, license, withholding, payroll, stamp, registration, mortgage, cadastral, occupation and property taxes, capital gains taxes, business taxes, excise or custom duties, sale, use, VAT and franchise taxes or other similar fees, assessments and charges, however denominated, together with all interest, penalties, charges, costs, collection fees, additions to tax or additional amounts imposed by any Governmental Authority pertaining to the present and past activities, acts, events, omissions or corporate and contractual transactions performed or in any case carried out by and/or in the name or on behalf of the Company or its Subsidiaries.

1.1.112“Tax Authority”: means any competent Governmental Authority in charge of imposing and/or collecting any Tax.

1.1.113“Tax Period Before Closing Date”: means any Tax assessment period ending on or before the Closing Date.

1.1.114“Tax Returns”: means any return, declaration, election, form, report, claim for refund, statement, information return or statement or other document required to be filed with respect to Taxes including any schedule, supplement or attachment thereto, and including any amendment thereof.

1.1.115“Third Party”: means any Person that is not a Party to this Agreement and excluding any member of the Group.

1.1.116“Third Party Claim”: has the meaning provided for in Subsection 10.4.2(a).

1.1.117“Tolerance Amount”: means the amount of Euro 500,000.00.

1.1.118“Transaction”: means the transactions contemplated by this Agreement or any part thereof.

1.1.119“UniCredit Facility” means that certain Euro 400,000 medium-long term facility agreement entered into on February 9, 2009 by and between the Company and UniCredit S.p.A..

1.1.120“VC Mexico”: has the meaning set forth in the Recitals.

1.1.121”VC Mexico Minority Interest”: means the 2 existing “Class A” shares in VC Mexico owned by Padovani and Zannoni as specified in Schedule 1.1.121 and representing 0.0000542% approximately of the share capital of VC Mexico.

1.1.122“VC Mexico Option B Initiatives”: has the meaning set forth in Section 5.8.

1.1.123“VC Poland”: has the meaning set forth in the Recitals.

1.1.124“VC Poland Lease”: has the meaning set forth in Section 7.6(a).

1.1.125“VC Poland Lease Guarantee”: has the meaning set forth in Section 7.6(b).

1.1.126“VC Turkey”: has the meaning set forth in the Recitals.

1.1.127“VC Turkey Minority Interest”: means n. 1 existing quota in VC Turkey owned by Padovani and representing 0.08%  approximately of the share capital of VC Turkey.

1.1.128“Vecom Lease Guarantee”: has the meaning set forth in Section 7.5(iv).

1.1.129“Vecom Leases”: means the lease agreements (“contratti di locazione”) under Schedule 7.5.

1.1.130“Vetriceramici”: has the meaning set forth in the Recitals.

1.1.131“Vetriceramici Interest”: has the meaning set forth in the Recitals.

1.1.132“Vetriglass”: has the meaning set forth in the Recitals.

1.1.133“Working Capital”: means the consolidated working capital of the Group as set out in Schedule 1.1.133.

1.1.134“Zannoni”: has the meaning set forth in the preamble.

1.2Other Definitional and Interpretative Matters.

Unless otherwise expressly provided, for the purposes of this Agreement the following rules of interpretation will apply:

1.2.1Calculation of time periods. When calculating the period of days before which, within which or following which any act is to be done, or step taken, pursuant to this Agreement, the day that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the relevant period shall end on the next succeeding Business Day. Unless otherwise expressly indicated, any period of time expressed in months shall be calculated as provided for in Section 2963, paragraphs 4 and 5 (“Computo dei termini di prescrizione”) of the Code.

1.2.2Gender and Number: any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

1.2.3Headings: the provision of a table of contents, the division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

1.2.4Section: any reference to Articles, Sections, Subsections or Schedules contained in this Agreement shall be deemed to be a reference to Articles or Sections or Subsections hereof or Schedules hereto unless otherwise specified.

1.2.5Hereof: the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision thereof.

1.2.6Including: the word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

1.2.7Schedules: the Schedules attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

1.2.8Effort: the obligation of a Party to use its "efforts", whether best or reasonable, to accomplish an objective shall not be construed as an absolute obligation to ensure that such objective is, in fact, reached and does not require the unreasonable expenditure of funds, the incurrence of unreasonable liabilities or the commencement of a judicial action on the part of that Party (unless such actions are imposed by other provisions of this Agreement).

1.2.9Section 1381 of the Code. Where in this Agreement a Party clearly and directly undertakes to cause or procure a Person to do something or to refrain from doing something (….“shall cause” or “will cause” or “will procure”…), such undertaking shall be deemed to have been assumed pursuant to Section 1381 of the Code and such Party shall be deemed to have made a promise pursuant to said Section 1381 of the Code.

2.Scope of this Agreement.

2.1Purpose.

The transaction contemplated by this Agreement is the sale of the Vetriceramici Interest by Sellers and the purchase of the Vetriceramici Interest by Purchaser.

2.2Purchase and Sale.

On the terms and subject to the conditions set forth in this Agreement, at Closing Sellers will sell and transfer to Purchaser, and Purchaser will purchase from Sellers, good and marketable title to, along with all right and interest held by Sellers in, the Vetriceramici Interest, free and clear of all Encumbrances, for the Purchase Price specified in Section 3.1.

3.Purchase Price.

3.1Purchase Price.

The consideration for the purchase and sale of the Vetriceramici Interest shall be an amount equal to:

(a)Euro 83,000,000 (eighty three million);

(b) plus 100% of the Closing Date Cash;

(c) minus 100% of the Closing Date Financial Debt (inclusive, for the sake of clarity, of the Outstanding Debt);

(d)(x)  in the event the Closing Date Working Capital falls below the Target Working Capital reduced by the Tolerance Amount, minus an amount equal to the difference between (i) 100% of the shortfall, and (ii) the Tolerance Amount, or (y) in the event that the Closing Date Working Capital is greater than the Target Working Capital increased by the Tolerance Amount, plus an amount equal to the difference between (i) 100% of such greater amount and (ii) the Tolerance Amount (for the avoidance of doubt, the equations in (x) and (y) above shall be interpreted according to the following examples: (1) if Closing Date Working Capital = Euro 14,000,000, then equation in (x) above is: Euro 14,000,000 – (Euro 16,000,000 – Euro 500,000) =  (Euro 1,500,000); and (2) if Closing Date Working Capital is Euro 18,000,000, then equation in (y) above is: Euro 18,000,000 - (Euro 16,000,000 + Euro 500,000) = Euro 1,500,000);

(e)minus the Closing Sellers Expenses;

(the "Purchase Price").

For the sake of clarity, if the difference between the Closing Date Working Capital and the Target Working Capital exceeds the Tolerance Amount the increase or decrease, as the case may be, pursuant to item 0 above will be limited to the excess and will not apply to the entire amount.

The Purchase Price will be subject to adjustment as provided for in this Article 3 and will be paid as per Sections 3.5 and 3.6.

3.2Notice of Sellers.

Not less than three Business Days prior to Closing, Sellers will (and, as the case may be, shall cause the Company to) deliver to Purchaser a notice, in the substantial form of Schedule 3.2 (the "Closing Notice") which will provide for:

(a)the aggregate amount of the Outstanding Debt under the Shareholders' Loan Agreement as of the Closing Date together with the portion of Outstanding Debt under the Shareholders’ Loan Agreement pertaining to each Seller and relevant payment instructions;

(b) the amounts of the Outstanding Debt under the Facilities Agreement, the Outstanding Debt under the MI Facility and the Outstanding Debt under the MPS Facility, in each case as of the Closing Date and relevant payment instructions;

(c) the amount of the Closing Sellers Expenses and relevant payment instructions;

(d) the Sellers’ good faith estimate of the Purchase Price, including an estimate of the Closing Date Cash, the Closing Date Financial Debt and the Closing Date Working Capital (the Purchase Price as estimated by Sellers is referred to herein as the “Provisional Purchase Price”);

(e)the percentages of allocation of the Provisional Purchase Price among Sellers (the "Relevant Percentages"), which shall also apply to the Balance (if any); and

(f)the details of the Individual Accounts and the Escrow Accounts designated by each Seller.

Purchaser shall review the Closing Notice and mutually agree in good faith with Sellers on such Closing Notice, except that - if Sellers and Purchaser cannot agree by the Closing Date - then the Closing Notice sent by Seller will be used for the purposes of all payments to be made on Closing, subject to final resolution pursuant to Section 3.3 and Balance pursuant to Section 3.4.

3.3Closing Date Financial Accounts

The Closing Date Financial Accounts shall be prepared by Purchaser in accordance with the Accounting Principles.

The Parties agree that:

(a)as soon as reasonably practicable after the Closing, and in any case within and not later than 60 Business Days after the Closing Date, Purchaser shall provide Sellers' Representative with the Closing Date Financial Accounts together with the Purchaser's calculation of the Purchase Price and of the Balance (as defined in Section 3.4 below); until expiry of the term to send the Statement of

Objections, Purchaser shall cause the Company’s management to allow Seller’s Representative reasonable access to Company’s data which may be relevant to review the Closing Date Financial Accounts, such access shall include reasonable cooperation and, without limitation: (i) access to any relevant books, records and employees of the Company during normal business hours and without disruption of the Company’s activity and (ii) searches and  copies of any document deemed necessary by Sellers’ Representative in connection with the review of the Closing Date Financial Accounts;

(b) the Closing Date Financial Accounts, the Purchaser’s calculation of the Purchase Price and of the Balance so delivered by Purchaser will be final and binding upon the Parties for the purposes of this Agreement unless a written notice of disagreement with respect thereto (hereinafter referred to as the "Statement of Objections"), specifying in detail the nature and reasons of such disagreement, is provided by Sellers' Representative to Purchaser within 20 Business Days following the date on which the Closing Date Financial Accounts are delivered to Sellers' Representative;

(c) if a Statement of Objections is provided as specified in item (b) preceding, during a period of 20 Business Days following the delivery of such notice, Sellers' Representative and Purchaser shall attempt to resolve any disagreement which they may have with respect to any matter specified in such Statement of Objections;

(d) if, at the end of such period, Sellers' Representative and Purchaser fail to reach an agreement in writing with respect to any and all of the matters which are the subject matter of the Statement of Objections then:

(i) all of such matters to which agreement is not so reached and which, in the opinion of Sellers' Representative and Purchaser, have an accounting nature (hereinafter referred to as the "Disputed Accounting Matters") will, at the request of one Party, be submitted to and reviewed by the Independent Accountant; which, in such case, shall be appointed with the Independent Accountant’s Mandate; and

(ii) all of such matters on which agreement is not so reached and which, in the opinion of Sellers' Representative or Purchaser, do not have an accounting nature will be submitted pursuant to Section 12.11;

(e)the Independent Accountant shall formally accept in writing the mandate to settle and determine the Disputed Accounting Matters within 15 Business Days from the date on which the Disputed Accounting Matters are submitted to it and – in accepting such mandate – shall expressly undertake in writing to act pursuant to section 1349 of the Code and decide based on its fair judgment (“con equo apprezzamento”) and to:

(i)consider only the Disputed Accounting Matters;

(ii)resolve the Disputed Accounting Matters only and make any adjustment to the Closing Date Financial Accounts, provided that the Independent Accountant will only decide the specific items under dispute by the Parties and its decision for each Disputed Accounting Matter must be equal to one of the values assigned to such matter in the Purchaser's calculation of the Closing Date Financial Accounts or the Statement of Objections, respectively;

(iii)be required to summarily justify in writing its determinations with respect to each of the Disputed Accounting Matters; and

(iv) resolve all Disputed Accounting Matters within 30 Business Days from the acceptance of the Independent Accountant’s Mandate;

(f)the Independent Accountant shall have access to the books, records, personnel and any other information of the Parties to the maximum extent required, in its reasonable judgment and with prior consultation of the Parties, to perform the services contemplated hereby;

(g) upon resolution of all Disputed Accounting Matters, the Independent Accountant shall deliver to Purchaser and Sellers' Representative the Closing Date Financial Accounts appropriately adjusted in accordance with the Accounting Principles to reflect: (i) all agreements (if any) between Purchaser and Sellers' Representative pursuant to item (c) preceding; or (ii) the determinations of the Independent Accountant with respect to the Disputed Accounting Matters pursuant to item 0 preceding;

(h) without prejudice to section 1349 of the Code, the determinations of the Independent Accountant prepared and delivered in accordance with item (g) preceding shall be final and binding upon the Parties for purposes of Section 3.3 and shall not be subject to appeal;

(i) all fees and disbursements of the Independent Accountant due in connection with the resolution of the Disputed Accounting Matters pursuant hereto and with the provision of the services contemplated hereby shall be borne by the Parties equally.

3.4Adjustment. Settlement payment.

Sellers and Purchaser shall settle any difference between (i) the Provisional Purchase Price, as paid by Purchaser on the Closing Date, and (ii) the Purchase Price, as finally agreed between the Parties in writing or determined in accordance with Section 3.3, as follows:

(a)if the Purchase Price is higher than the Provisional Purchase Price, Purchaser shall pay to Sellers an amount equal to the excess amount;

(b)if the Purchase Price is lower than the Provisional Purchase Price, Sellers shall pay to Purchaser an amount equal to the shortfall,

(such excess or shortfall, as the case may be, the “Balance”).

3.5Payments.

The payment of the Purchase Price shall be effected by the Purchaser as follows:

(a)on the Closing Date, the Purchaser shall pay the Sellers an amount equal to the Provisional Purchase Price it being understood and agreed that each Seller will receive (i) on its/his Escrow Account an amount equal to its Relevant Percentage of the Escrow Amount and (ii) on its/his Individual Account an amount equal to its Relevant Percentage of the difference between the Provisional Purchase Price and the Escrow Amount, all as set forth in the Closing Notice;

(b)on the tenth (10th) Business Day following the date on which the Purchase Price is finally determined in accordance with the provisions of Section 3.3, the Purchaser shall pay the Sellers or the Sellers shall pay the Purchaser (depending upon whether the Provisional Purchase Price is, respectively, lower or higher than the Purchase Price) an amount corresponding to the Balance allocated or charged (as the case may be) to each Seller as set forth in the Closing Notice.

(c)At Closing, Purchaser shall pay or procure to be repaid the Outstanding Debt and the Closing Sellers Expenses, with the modalities and as set forth in the Closing Notice.

3.6Payment Modalities.

(a)All payments to be made by Purchaser to Sellers pursuant to this Agreement shall be made on the due date thereof in immediately available funds by irrevocable and unconditioned wire transfer to the Individual Accounts or the Escrow Accounts, as the case may be, in each case as designated by each Seller in the Closing Notice (which transfer shall be confirmed in writing to Sellers by a primary bank reasonably acceptable to them).

(b)The Purchaser and the Sellers shall have no right of set-off or retention right with respect to the Purchase Price, the Outstanding Debt or any other payment to be made by, respectively, the Purchaser or the Sellers according to this Agreement.

3.7Ferro Guarantee on Performance of Purchaser’s Obligations.

Ferro is a Party to this Agreement for the purposes of this Section 3.7 whereby Ferro (i) assumes joint and several liability with the Purchaser to the Sellers in relation to the due and timely performance by Purchaser of all of its obligations hereunder and (ii) shall ensure that on the Closing Date adequate funding be available and sufficient to Purchaser for the fulfilment of any and all of its payment obligations hereunder, including without limitation the Purchase Price and the other payments contemplated by Section 6.2(a).

Ferro hereby expressly accepts Article 1,  Section 7.2,  Article 11 and Article 12.

4.Antitrust. Conditions Precedent. Termination.

4.1Antitrust

(a)Purchaser undertakes to make adequate filings, notices and requests for authorizations with and to any appropriate antitrust authorities (the “Antitrust Authorities”) as required pursuant to applicable Competition Laws with respect to the Transaction (the “Antitrust Filings”), as soon as practicable after the Date of this Agreement and in any event within 10 (ten) Business Days thereafter or any shorter term provided for by applicable Competition Laws and to promptly supply thereafter to the relevant Antitrust Authorities any additional information and document that may be requested by the relevant Antitrust Authorities.

(b)Purchaser agrees, undertakes, represents and warrants, as applicable, as follows:

i.Purchaser has availed itself of antitrust and regulatory experts (including counsel) and has obtained from such experts indications concerning the feasibility and legitimacy of the concentration resulting from the Transaction; Purchaser is not aware of any reason which may prevent or delay the granting of the Antitrust Clearances;

ii. subject to fulfillment by Sellers of item (c) of this Section 4.1, Purchaser undertakes to take the necessary actions to seek to obtain, at its cost and expense, the Antitrust Clearances in the relevant jurisdictions as soon as possible;

iii. Purchaser shall (x) promptly after the Date of this Agreement, notify Sellers of the jurisdictions in which Antitrust Filings will be required in connection with the Transaction and (y) keep Sellers regularly informed of the processing of the Antitrust Filings and provide promptly the Sellers with all of the documents and information concerning the Antitrust Filings, including the copy of the same Antitrust Filings, Antitrust Clearances and any other communication exchanged with the Antitrust Authorities; the Parties shall closely cooperate in any discussions and negotiations with the competent Antitrust Authorities with the objective to obtain any Antitrust Clearance for the Transaction in the shortest time period possible. The obligations in this Section 4.1 are subject to the restrictions necessary to safeguard confidentiality of business secrets (including, if appropriate, having representatives of the Sellers replaced by the Sellers’ legal counsel for the purposes of attendance at the relevant meetings or discussions);

(c)Sellers shall use their commercially reasonable efforts to (i) provide Purchaser and (ii) cause the relevant Group’s companies to provide Purchaser – possibly through the Sellers and/or their advisors – with any assistance, data or information reasonably requested by the latter for the purpose of seeking the relevant Antitrust Clearances. In connection with any Antitrust Filing in any jurisdiction that requires a joint filing by the Purchaser and the Sellers, the Sellers, upon timely Purchaser’s request, shall promptly sign the document relating to the relevant Antitrust Filing and provide, at timely Purchaser’s request, all such other documents, if any, that may be necessary to effect the Antitrust Filing.

(d)If any competition concern or impediment to obtaining Antitrust Clearance is threatened or put into effect by any Antitrust Authority, including in case Closing were to take place pending a required Antitrust Clearance, Purchaser will endeavor to discuss any such concern or impediment with the relevant Antitrust Authority, offering to take commercially reasonable measures, actions, or undertakings to address such potential competition concerns or impediment on the part of such Antitrust Authority relating to Purchaser’s acquisition of the Vetriceramici Interest, so as to ensure compliance of the Transaction with applicable Competition Laws.

(e)In the event required Antitrust Clearances are not obtained by November 30, 2014, the Closing shall still take place on December 1, 2014 as per Section 6.1(a)ii and item (f) of this Section 4.1 shall apply.

(f)In case Closing were to take place pending a required Antitrust Clearance, then the Purchaser and - to the extent practically and possible - the Sellers shall not take any action nor carry out any changes to their respective prior separate business practices in the given jurisdiction where the required Antitrust Clearance has not been obtained (if any) unless and until such relevant Antitrust Clearance is obtained.

(g)Purchaser shall indemnify and hold harmless the Sellers from and against any Loss suffered or incurred as a direct result of the Closing taking place before the issue of any required Antitrust Clearance as per item (f) above.

4.2Conditions Precedent.

Closing will be subject to the following conditions (the “Conditions Precedent”):

(a)The Purchaser's obligation to proceed with the Closing shall be subject to the conditions precedent that:

i.subject to item (c) below, no breach of the representations and warranties under Section 8.1 of Sellers have occurred that would be reasonably likely to result in a Loss – to be determined pursuant to Section 10.3- in excess of the Cap;

ii.since the Date of this Agreement, no Material Adverse Effect has occurred.

(b)The Purchaser and Sellers’ obligation to proceed with the Closing shall be subject to the conditions precedent that:

i.no Order against any of the Parties shall have been entered by any competent court or judicial authority which would prevent the performance of this Agreement or declare void or unlawful the Transaction contemplated by this Agreement;

ii.no material breach of a covenant under this Agreement by Sellers (in the case of the Purchaser) or Purchaser (in the case of the Sellers) shall have occurred that has not been cured within 30 calendar days of receipt of written notice thereof.

(c)Should a product liability or other claim be threatened in writing or pending in or out of court vis-à-vis the Company or any of the

Subsidiaries during the Interim Period that would be a breach of the Sellers’ representations and warranties under Subsections 8.1.17 (a) and/or  8.1.22 which would result in a Loss in excess of the Cap (an “Interim Claim”),  the Sellers shall notify the Purchaser of such Interim Claim before Closing and, subject to the Sellers accepting in such notice responsibility under Section 10.1(a) for indemnifying and holding the Purchaser Indemnitees harmless of the amount of the Loss deriving from such Interim Claim, even in excess of the Cap and therefore notwithstanding Subsection 10.3.4(a)(iii) which shall not apply to the indemnification by the Sellers of such Interim Claim, Purchaser will not be entitled to invoke the Condition Precedent set forth in Subsection 4.2(a)i in relation to such Interim Claim.

4.3Termination.

(a)This Agreement may be terminated at any time prior to Closing:

i.by mutual written consent of Sellers and Purchaser;

ii.by Purchaser or Sellers if Closing has not occurred by the Long Stop Date (as extended by the Parties if necessary), except that neither Purchaser nor Sellers may terminate this Agreement pursuant to this Subsection 4.39(a)ii if Closing shall not have occurred by the Long Stop Date by reason of the failure of such Party to perform in all material respects any of its covenants or agreements contained in this Agreement;

iii.by Purchaser, if there has been a breach of any representation, warranty, agreement or covenant of Sellers such that the conditions precedent set forth in Subsections4.2(a)i or 4.2(b)ii will not be satisfied and (i) Purchaser shall have notified Sellers of such breach and, limited to breaches of representations and warranties, such breach has not been cured by Sellers within 30 calendar days after receipt of such notice and (ii) any such breach has not been waived by Purchaser;

iv.by Purchaser, if the condition precedent set forth in Subsection4.2(a)ii will not be satisfied;

v.by Sellers, if there has been a breach of any representation, warranty or covenant of Purchaser such that the conditions precedent set forth in Subsection 4.2(b)ii will not be satisfied and (i) Sellers shall have notified Purchaser in writing of such breach and, limited to breaches of representations and warranties, such breach has not been cured by Purchaser within 30 calendar days after receipt of such notice and (ii)

any such breach has not been waived by Sellers; or

vi.by Purchaser or Sellers, if there is a final non-appealable Order prohibiting the Transaction as per Section 4.2(b)i.

(b)A Party terminating this Agreement pursuant to Section 4.3 shall give written notice thereof to the other Party, whereupon this Agreement (other than Article 1, this Section 4.3, and Articles 11 and 0) shall terminate and the Transaction shall be abandoned without further action by any Party and there shall be no liability on the part of any Party, except that nothing herein shall relieve either Party from liability for willful breach by such Party of this Agreement.

5.Interim Management .

5.1Conduct of the Group.

(a)Except as specifically otherwise provided in other clauses of this Agreement, unless otherwise previously agreed upon in writing between Sellers and Purchaser, during the Interim Period, Sellers, as applicable, shall (to the permissible and practicable extent) procure that the business of the Group is conducted in the Ordinary Course of Business, consistent with past practice, without entering into any agreement, or incurring any obligation, liability or indebtedness, or taking any other action that may exceed the Ordinary Course of Business.

5.2Interim Covenants.

(a)Without limiting the generality of the foregoing Section 5.1, during the Interim Period, Sellers (i) shall not, and shall cause the Company not to, sell, transfer, assign, pledge, dispose of or take any other action that would result in any Encumbrance on the Vetriceramici Interest or any of the shares or other equity interests in the Subsidiaries (including the VC Mexico Minority Interest and the VC Turkey Minority Interest and except for the provision set forth under Section 7.3) and (ii) shall (to the permissible and practicable extent) procure that the Company and the Subsidiaries will not:

i.enter into any agreement providing for any acquisition, merger, demerger, spin-off, consolidation, purchase of stock or interest in any corporation, partnership, association or other business organization or enter into or form any joint-venture or other transaction affecting its share capital or amending its articles of association;

ii. issue or sell any of its shares or other equity interests or any options, warrants or other rights to purchase any such shares or other equity interests or any securities convertible into or exchangeable for such shares or other equity interests, or declare, set aside, make, distribute or pay any dividend or equity or profit reserve, or purchase or redeem any shares of the Company’s capital stock, except to the extent contemplated by this Agreement;

iii. amend their constituent or governing documents, unless required by Law or this Agreement;

iv. grant any Encumbrance – other than the Permitted Encumbrances – or issue any security undertaking or commitment whereby the Company or the relevant Subsidiary would assume liability in lieu of any Third Party, outside the Ordinary Course of Business and except in accordance with the Facilities Agreement;

v. modify the Accounting Principles;

vi. materially change its policies and practices with respect to (i) customer billing or the credit policies or the collection of accounts receivable or (ii) payment of accounts payable;

vii. process customer transactions inconsistent with the Company’s past practice;

viii. create an Encumbrance on, or permit that an Encumbrance be created on, any of the assets of the Group with a value individually in excess of Euro 100,000.00, except for Permitted Encumbrances and except for Encumbrances in accordance with the Facilities Agreement;

ix. acquire, sell or dispose of, in any way, any asset of the Company or the Subsidiaries with a value individually in excess of Euro 100,000.00;

x. sell or dispose of any real property;

xi. sell or dispose of machinery, equipment or other fixed asset related to the business of the Group for a book value individually in excess of Euro 100,000.00;

xii. make any capital expenditures outside the Ordinary Course of Business or with a value individually in excess of Euro 100,000.00 and other than for the ordinary and routine maintenance and repairs;

xiii. settle any action, claim or dispute against or affecting the Company or any Subsidiary involving an amount individually greater than Euro 100,000.00;

xiv. increase the rate of compensation, commission or other benefits payable or to become payable to any Employee (“dipendente”) or agent, other than increases made in accordance with normal past practice or mandated by Law or collective bargaining agreements or individual contracts;

xv. enter into any non-compete agreement that materially restrains, restricts, limits or impedes the ability of the Company or any Subsidiary to compete in any geographic area;

xvi. except as otherwise disclosed in this Agreement and in its Schedules, enter into a binding agreement for the hiring or dismissal of any Employee for an amount individually in excess of Euro 100,000.00 (for each such binding agreement);

xvii. cancel or compromise any debt or claim for a value individually in excess of Euro 25,000.00 (for each such debt or claim) or waive or release any material right of the Company or any Subsidiary;

xviii.incur any new bank indebtedness other than under existing credit lines in excess of Euro 50,000 in any given calendar month;

xix. enter into any material agreement with Sellers or Sellers’ Affiliates;

xx.directly or indirectly sell products or provide services, or import, export or re-export, transfer or retransfer the same from or to any country or person who is subject to any United States, European Union or UN trade restrictions or sanctions as listed in in Schedule 8.1.7(f); or

xxi. agree, whether in writing or otherwise, to do any of the foregoing.

5.3Interim Transactions.

(a)Sellers shall promptly inform Purchaser in writing of any of the transactions or actions falling under the provisions of Section 5.1 preceding it may intend to carry out during the Interim Period (each an “Interim Transaction”). Each Interim Transaction is subject to Purchaser's consent provided that such consent will not be unreasonably withheld or delayed. When seeking such consent, the Sellers shall or shall cause the Company to provide the Purchaser with necessary information to take a timely and informed decision to approve or not to approve the intention of the Company (and any of its Subsidiary) to take any of such Interim Transactions within 7 (seven) Business Days as from the receipt of such notification and information. Should the Purchaser fail to reply in writing within such deadline, the proposed Interim Transaction will be considered as approved by the Purchaser.

(b)Section 5.2 will not prevent any Interim Transaction which (i) is required to (1) comply with any Order, including any judicial enforceable decision on a temporary basis (“provvedimento provvisoriamente esecutivo”), or (2) address any unforeseen event or occurrence which is reasonably expected to have a substantial and adverse effect on, and requires urgent measures in order to protect, the safety and security of the premises of the Company and/or the Subsidiaries and/or persons, or (ii) is listed in Schedule 5.3.

5.4Purchaser’s Information Rights.

(a)Sellers shall cause that, starting from the date hereof up to and including the Closing Date, Purchaser and its auditors, accountants, counsels, advisors are provided with reasonable information relating to any Interim Transaction contemplated by this Article 5 as well as with any other matter exceeding the Ordinary Course of Business of the Company and/or any of the Subsidiaries.

(b)During the period from the Date of this Agreement through the Closing Date, Purchaser and its representatives may contact and communicate with such customers of the Company and the Subsidiaries as requested by Purchaser in connection with the Transactions with the prior written consent of Sellers, which may not be unreasonably withheld or delayed, except that such consent may be conditioned on a designee of Sellers or the Company being present at any such meeting or conference.

(c)During the period from the Date of this Agreement through the Closing Date, Padovani and Zannoni will cooperate with Purchaser and its representatives, as reasonably requested by Purchaser, to facilitate communications with customers of the Company and the Subsidiaries as set forth under item (b) above.

5.5Credit Facilities

Before Closing Sellers shall cause the Company to inform UniCredit  S.p.A. (in relation to the UniCredit Facility) and MedioCredito Italiano S.p.A. (in relation to the MI Facility) of the Closing and consequential change of control over the Company.

5.6Names of customers

(a)For the sole purpose of assessing the existence of sales by the

Group (if any) subject to any United States, European Union, UN or other national trade restrictions or sanctions, Sellers will provide Purchaser with a list of the Group’s customers to which the Company and/or Subsidiaries made sales during the last 12 months. Such list will be complete with full name, address including country and registration number for each customer if and to the extent such data and information are in possession of the Company on the date hereof.

(b)Ferro recognizes the highly confidential nature of the above list and information and until Closing Ferro and Purchaser will comply in respect of such list with the confidentiality undertakings set forth in that Non Disclosure Agreement dated February 5, 2014 and July 24, 2014, the terms of which shall be considered incorporated by reference into this Agreement (provided however that such provisions will terminate and cease to be in effect upon Closing), which content the Purchaser declares to know and accept.

5.7Company’s Payment Instructions

Sellers shall procure that the Company instruct in writing the Purchaser to pay on Closing the amounts set forth in Sections 6.2(a)(i), 6.2(a)(ii) and 6.2(a)(iii) to the Persons indicated therein on behalf of the Company, as per Section 6.2(a).

5.8VC Mexico Initiatives

Prior to Closing: (i) Sellers shall use their best efforts to obtain that VC Mexico and the relevant counterparties enter into the agreements and perform the actions contemplated by “SECTION A” of Schedule 5.8 (the “VC Mexico Option A Initiatives”) or (ii) if the VC Mexico Option A Initiatives are not achieved before Closing notwithstanding Sellers’ best efforts, then Sellers shall cause VC Mexico to take the actions contemplated by “SECTION B” of Schedule 5.8 (the “VC Mexico Option B Initiatives”) and Sub-Section 8.1.31 and Section 10.1 shall apply.

6.The Closing.

6.1Place and Date of Closing.

(a)The Closing shall take place at the offices of Jones Day in Milan (Italy), Via Turati, 16/18, at 09:00 a.m. local time on:

i. October 31, 2014 provided that the Conditions Precedent are satisfied or (to the extent permitted) legitimately waived by the Parties entitled to the benefits thereof, and provided, further, that any required Antitrust Clearance be obtained on or before 23 October 2014; or

ii.on December 1, 2014 provided that the Conditions Precedent are satisfied or (to the extent permitted) legitimately waived by the Parties entitled to the benefits thereof, even though any required Antitrust Clearance were still pending or missing; or

iii. at such other place, date or time as the Parties may hereafter determine by written agreement.

(b)At Closing each of the Parties shall take the necessary steps to duly and validly effect the transfer of the Vetriceramici Interest from Sellers to Purchaser in the form and manner required under applicable Law and all other actions provided for in Sections 6.2 and 6.3 below.

6.2Actions and Deliveries by Purchaser.

In addition to any other action to be taken and to any other instrument to be executed and/or delivered pursuant to this Agreement, at the Closing Purchaser will take the following actions and will deliver to Sellers the following documentation:

(a)at the Company’s instructions as per Section 5.7, pay according to Sections 3.5(c) and the provisions of this Agreement:

i.(x) the Outstanding Debt under the Facilities Agreement to the Senior Banks (to the bank account designated by the Senior Banks according to Senior Banks’ Release Letter) and (y) the Outstanding Debt under the MI Facility to Mediocredito Italiano S.p.A. and the Outstanding Debt under the MPS Facility to the MPS Facility to Monte dei Paschi di Siena S.p.A.; and

ii.to Sellers the Outstanding Debt under the Shareholders’ Loan Agreement as specified in the Closing Notice, to the bank accounts designated by Sellers in the Closing Notice; and

iii.to the parties identified in the Closing Notice, the Closing Sellers Expenses.

(b)pay according to Sections 3.5 and 3.6 and the provisions of this agreement:

i.the Escrow Amount, out of the Provisional Purchase Price, to the Escrow Agent, pursuant to the Escrow Agreement so that each of the Sellers receive on its/his Escrow Account, pursuant to the Escrow Agreement, a portion of the Escrow Amount according to the Relevant Percentages as set forth in the Closing Notice;

ii.to Sellers, each in the Relevant Percentages as set forth in the Closing Notice, the remaining portion of the Provisional

Purchase Price (decreased by the Escrow Amount) to the Individual Accounts designated by Sellers in the Closing Notice;

(c)Purchaser shall further deliver to Sellers on the Closing Date:

i.written communication of Purchaser Bank stating that Purchaser Bank has received from Purchaser irrevocable and unconditioned instructions to immediately make wire transfers, in immediately available funds, in the amounts and to the beneficiaries contemplated by Section 6.2(a) and Section 6.2(b);

ii.any document or instruments as may be necessary to transfer to Purchaser good and marketable title to the Vetriceramici Interest, duly executed by Purchaser;

iii.the Escrow Agreement, duly executed by Purchaser;

iv.duly executed written undertaking(s) (in the form of Schedule 6.2) addressed to each of the directors and statutory auditors of the Company and the Subsidiaries to take the actions set forth under Section 7.2 and to hold each of them harmless and indemnified against any liabilities arising from their acting as directors and statutory auditors of the Company and the Subsidiaries up to the date of the fully legally effective replacement of their offices, except in case of willful misconduct (“dolo”) of such directors or auditors;

v.the Vecom Lease Guarantee and the VC Poland Lease Guarantee.

(d)In relation to Section 6.2(a)i, (i) Purchaser will be in a position to issue and deliver, or to procure the issuance and delivery, prior to the Closing Date, to the Senior Banks of Purchaser’s solvency opinion and the other comfort documents relating to Purchaser as necessary in connection with (x) the prepayment of the facilities made available to the Company under the Facilities Agreement and (y) the release of the Pledge pursuant to the Pledge agreement and the Facility Agreement, while (ii) the Sellers will cause the Company to issue and deliver, or to procure the issuance and delivery, prior to the Closing Date, to the Senior Banks of the Company’s solvency opinion and the other comfort documents relating to the Company necessary in connection with (x) the prepayment of the facilities made available to the Company under the Facilities Agreement and (y) the release of the Pledge pursuant to the Pledge agreement and the Facility Agreement.

6.3Actions and Deliveries by Sellers.

In addition to any other action to be taken and to any other instrument to be executed and/or delivered pursuant to this Agreement, at the Closing Sellers will take the followings actions and will deliver to Purchaser the following documentation:

(a)letters of resignation of all of the directors and, subject to Sellers' reasonable best efforts, letters of resignation of the statutory auditors (if applicable) of the Company and the Subsidiaries, in each case, effective as of the Closing Date, such resignation letters being substantially in the form set out in Schedule6.3(a);

(b)the shareholders’ ledger and the other corporate books of the Company, provided that Sellers shall ensure that the shareholders’ ledger and all other corporate books of the Subsidiaries are held at the offices of the Subsidiaries on Closing or at the different addresses set forth in Schedule 6.3(b);

(c)any document or instruments as may be necessary to transfer to Purchaser good and marketable title to the Vetriceramici Interest, free and clear of any Encumbrance, effective as of the Closing Date, duly executed by Sellers, including the share certificates representative of the Vetriceramici Interest, duly endorsed by Sellers pursuant to Section 2355, paragraph 3 or 4, of the Code before an Italian notary public to be designated by Purchaser, in order to permit Purchaser to obtain that the transfer of the Vetriceramici Interest to Purchaser be duly recorded in the Company’s shareholders’ ledger;

(d)the original entry in the Company’s shareholders’ ledger of the transfer of the Vetriceramici Interest from the Sellers to the Purchaser, duly signed by one of the resigning directors of the Company as per Schedule 6.3(d);

(e)the Senior Banks’ Release Letter in order to have, upon payment of the Outstanding Debt under the Facilities Agreement, the immediate and full release of the Pledge, in accordance with all legal requirements and formalities over the Vetriceramici Interest;

(f)a written release letter in form and substance satisfactory to Purchaser evidencing that upon payment of the Outstanding Debt under the Shareholders' Loan Agreement, the Company (and to the extent necessary the Subsidiaries) will be released from any and all obligations or Encumbrances related to the Shareholders' Loan Agreement;

(g)a written declaration of the Sellers confirming termination of the Shareholders' Agreement;

(h)a written declaration by Sellers pursuant to which Sellers release the Company from any and all claims, and agree not to bring or threaten to bring or otherwise join in any claim against the Company, in the form set out in Schedule 6.3(h);

(i) the Escrow Agreement, duly executed by Sellers.

6.4Additional Activities, Information and Documents.

(a)On Closing Padovani and Zannoni shall deliver to Purchaser: (i) the Vecom Leases as per Section 7.5, duly executed by Vecom and by the Company; (ii) the VC Poland Lease as per Section 7.6(a), duly executed by Vecom Poland SP.Zo.o. (as lessor) and VC Poland (as lessee); and (iii) the Minority Interest Transfer Documents pursuant to Section 7.3.

(b)Sellers and Purchaser will, on and after the Closing, cooperate with one another by providing any additional information, executing and delivering any additional document and/or instrument and doing any other thing as may be necessary for the Parties or their counsels to consummate or otherwise implement the Transaction.

6.5One Transaction.

All actions and transactions set forth in Sections 6.2, 6.3 and 6.4(a) above, shall be regarded as one and a single transaction so that, at the option of the Party having interest to the carrying out of the specific action or transaction, no action or transaction shall be deemed to have taken place if and until all other actions and transactions constituting the Closing shall have taken place as provided in this Agreement.

6.6Transfer of Title.

Without prejudice to Section 8.1.4, upon the occurrence of the Closing, in accordance with Sections6.2, 6.3 and 6.4(a), Purchaser will acquire full ownership and good and marketable title to the Vetriceramici Interest as of the Closing Date, free and clear of the Pledge and any other Encumbrance, and shall be entitled as of the Closing Date to all earnings pertaining thereto declared on or after the Closing Date as well as to any accrued earnings or other accrued equity reserves.

7.Further Undertakings.

7.1Directors and Auditors.

(a)Sellers shall cause all of the directors of the Company to resign or otherwise cease from office as of the Closing Date and to deliver to Purchaser resignation letters confirming that they have no claims for compensation for termination, loss of office, unpaid remuneration or otherwise, with the exception of the compensation due up to the Closing Date and unpaid at the Closing Date (if any).

(b) Sellers shall cause all of the directors of the Subsidiaries to resign or otherwise cease from office as of the Closing Date and to deliver to Purchaser resignation letters confirming that they have no claims for compensation for termination, loss of office, unpaid remuneration or otherwise, with the exception of the compensation due up to the above said resignation date and unpaid at the resignation date (if any).

(c) Sellers shall use their best efforts to cause all of the (actual and alternate) members of the board of statutory auditors (or equivalent in jurisdictions other than Italy) of the Company and the Subsidiaries (if any) to resign from office on or as of the Closing Date and to deliver to Purchaser resignation letters confirming that they have no claims for compensation for termination, loss of office, unpaid remuneration or otherwise, with the exception of the compensation due up to the above said resignation date and unpaid at the above said resignation date (if any).

(d) Sellers shall cause shareholders' meetings of the Company and the Subsidiaries to be convened and/or  properly held on the Closing Date pursuant to their respective by-laws, for the purpose of:

i.in relation to both the Company and the Subsidiaries, the appointment of new directors and new statutory auditors in substitution of the directors and statutory auditors ceased from office, all in accordance with Purchaser’s written instructions, and

ii.in relation to both the Company and the Subsidiaries, the release and discharge, to the extent permitted under applicable Law, of the present and past directors and statutory auditors of the Company and the Subsidiaries from and against any and all liabilities arising from their holding of the offices as, respectively, directors and statutory auditors up to the relevant resignation date as set forth above except in case of willful misconduct (“dolo”) of such directors or auditors.

7.2Release of Directors and Statutory Auditors.

(a)Purchaser undertakes not to – and hereby waives the right to – initiate, and shall procure that the Company and the Subsidiaries and all their shareholders shall not initiate any action, suit, claim or litigation against the directors and/or statutory auditors of the Company and the Subsidiaries who will have resigned from office pursuant to this Agreement for the activity carried out up to the date of the effective replacement of their offices, except in case of willful misconduct (“dolo”) of such directors or statutory auditors.

(b)Without prejudice to Section 7.3 above and to the extent permitted under applicable Law, Purchaser shall cause that no shareholders’ meeting of the Company and the Subsidiaries will resolve against the directors and statutory auditors of such companies any derivative action and/or action for claims arising from their holding of the offices as, respectively, directors and statutory auditors of such companies up to the date of the fully legally effective replacement of their office.

(c) The undertakings of Purchaser set out in this Article 7 shall remain in full force and effect until such time when any claim against such directors and statutory auditors is barred by virtue of the expiration of the applicable statute of limitations.

(d)In the event that Ferro transfer Control in the Company or any of the Subsidiaries before the fifth anniversary of the Closing Date, the Purchaser and Ferro shall procure the relevant transferee to assume, mutatis mutandis, the same obligations set forth in this Section 7.2 to the extent such transferee undertakes to release or hold harmless the directors and statutory auditors of the Company or the Subsidiaries who resign as at the date of such transfer of Control. If no such release or hold harmless undertakings are obtained by such resigning directors and/or statutory auditors, then Purchaser and Ferro shall use commercially reasonable efforts to convince the transferee to accept the same obligations as (or similar obligations to) those set forth in this Section 7.2. Ferro and the Purchaser undertake to appoint as directors of the Company and in the Subsidiaries, until the earlier of the fifth anniversary of the Closing Date or the date of the transfer by Ferro of Control over the Company, only employees of entities belonging to the Ferro group.

7.3VC Mexico Minority Interest and VC Turkey Minority Interest.

(a)Subject to Closing on the terms set forth in this Agreement: (i) Purchaser (directly or through its applicable Affiliate) will purchase from Padovani and Zannoni, and Padovani and Zannoni will sell and transfer to Purchaser (or its applicable Affiliate), good and marketable title to all the VC Mexico Minority Interest, free and clear of any Encumbrance; and (ii) Purchaser will purchase (directly or through its applicable Affiliate) from Padovani and Padovani will sell and transfer to Purchaser (or its applicable Affiliate), good and marketable title to all the VC Turkey Minority Interest, free and clear of any Encumbrance.

(b)The consideration for the sale and purchase of the VC Mexico Minority Interest and the VC Turkey Minority Interest shall be equal to their nominal value of  25 TL (Turkish lira) and 2 MXC  (Mexican Dollar) respectively, and will be paid by Purchaser (directly or through its applicable Affiliate) to Padovani and Zannoni simultaneously to the transfer of, respectively, the VC Mexico Minority Interest and the VC Turkey Minority Interest.

(c)Prior to the Closing Date, Sellers shall use their best commercially reasonable efforts to resolve the amendment of the articles of association of VC Turkey in the form of Schedule 7.3(c) so as to bring them into compliance with the mandatory rules of the new Turkish Commercial Code, provided that if the process of amendment is not completed by the Closing Date, the Closing shall nevertheless take place.

(d)The transfer of the VC Mexico Minority Interest and the VC Turkey Minority Interest to Purchaser (or to its applicable Affiliate) will occur after the Closing pursuant to and in accordance with this Section 7.3. Padovani and Zannoni shall execute in Italy and deliver to the Purchaser (i) at the Closing the proxies, powers of attorney and other documents substantially in the form of Schedule 7.3(d) to perform the transfer of the VC Mexico Minority Interest and the VC Turkey Minority Interest to Purchaser (or to its applicable Affiliate) pursuant to the terms hereof (collectively, the “Minority Interest Transfer Documents”) and (ii) at Purchaser’s request after Closing, all other documents satisfactory to the Purchaser which may be  necessary or appropriate to duly and timely perform such transfer.

(e)Padovani and Zannoni represent and warrant to Purchaser the full and exclusive ownership of, and good and valid title to, the VC Mexico Minority Interest, free and clear of any Encumbrance, as well as their full capacity and authority to duly and validly transfer the VC Mexico Minority Interest to Purchaser (or its applicable Affiliate) pursuant to the terms hereof.

(f)Padovani represents and warrants to Purchaser the full and exclusive ownership of, and good and valid title to, the VC Turkey Minority Interest, free and clear of any Encumbrance, as well as his full capacity and authority to duly and validly transfer the VC Turkey Minority Interest to Purchaser (or its applicable Affiliate) pursuant to the terms hereof.

(g)Padovani and Zannoni represent they have full capacity and authority to duly and validly transfer the VC Mexico Minority interest and the VC Turkey Minority interest to Purchaser (or its applicable Affiliate) pursuant to the terms hereof and to execute and deliver the Minority Interest Transfer Documents.

7.4Padovani and Zannoni Transitional Services

(a)In connection with the Closing, Padovani and Zannoni agree to provide those transition services set forth in this Section 7.4.

(b)Padovani and Zannoni will provide the transition services for a period of one month following the Closing Date.

(c)Time to be committed by Padovani and Zannoni to the transition services will not be significant. Services will be rendered upon five Business Day prior notice by Purchaser. Padovani, Zannoni and the Purchaser agree that the portions of the Purchase Price to be paid to Padovani and Zannoni as per Section 3.5 include a fair consideration for their providing the transition services contemplated by this Section 7.4.

(d)For services involving face-to-face interaction with third parties on behalf of the Company and excluding phone calls, Padovani and Zannoni will be entitled to reimbursement for reasonable expenses in connection with such transition services. Purchaser shall pay such expenses or procure payment by the Company.

(e)Services to be rendered by Padovani are the following:

i.discuss customer histories, commercial agreements and contracts;

ii.discuss Company’s commercial organization, roles/responsibilities and integration of the Company with Purchaser;

iii.discuss key important contracts at customers, machinery suppliers, raw material providers;

iv.face to face meetings with critical customers or suppliers on an as-needed basis.

(f)Services to be rendered by Zannoni are the following:

i.discuss quality/technical histories with key customers and suppliers;

ii.discuss status and strategy for technology projects and capital spending underway on Closing;

iii.discuss the technology organization;

iv.face to face meetings with critical customers or suppliers on an as-needed basis.

(g)It is agreed and understood by Purchaser, Padovani and Zannoni that:

i. the relationship between Purchaser and, respectively,

Padovani and Zannoni is an independent contractor relationship and it is expressly understood that they shall not be deemed subordinate employees of Purchaser and receipt of compensation hereunder shall not entitle Padovani or Zannoni to any pension, insurance or other benefits/claim of subordinate employees;

ii. services do not constitute any recommendation by Padovani or Zannoni;

iii. there are no warranties (implied or otherwise) regarding the achievement of the result of the services;  as a consequence, Padovani and Zannoni do not guarantee that the services fit for any particular purpose nor that goals shall be achieved. Moreover, services to be performed by Padovani and Zannoni will not include production of deliverables.

7.5Vecom Leases

On or before Closing, Padovani and Zannoni will procure that Vecom (as lessor) and the Company (as lessee) (a) terminate by mutual consent the lease agreements that are in effect as at the Date of this Agreement for the properties located in (w) Spezzano di Fiorano (Modena), Via Madonna del Sagrato, 17-19-21; (x) Spezzano di Fiorano (Modena), Via Madonna del Sagrato, 25; (y) “Plant B Casola Valsenio”, Casola Valsenio, Via Senio, 3, floors T-1, T; and (z) Faenza (Ravenna), Via Boaria, 34/3 (the “Faenza Lease”) and (b) execute the Vecom Leases substantially in the form set forth on Schedule 7.5. The Vecom Leases will replace and supersede the lease agreements referred to in (a) above and will provide the same rent and other economic terms as such leases, will comply (except for the Faenza Lease, which is a temporary lease) with sections 27 et seq. of Law No. 392 of July 27, 1978 (including having a six year term renewable for additional six years) and will include:

(i)an express waiver by the lessor to its right to give a notice of termination at the end of the first six year period (“rinuncia alla facoltà di disdetta alla prima scadenza”);

(ii)the commitment of the lessee not to withdraw for any reason whatsoever before the end of the first six year period (subject to the lessee’s right to terminate the lease at the end of the first six year period as per Article 28 of Law No. 392 of July 27, 1978);

(iii)the lessee’s right to withdraw at any time during the second six year period subject to a six month prior notice;

(iv)Ferro’s corporate guarantee (“fideiussione”) in respect of the Company’s obligations under the Vecom Leases, irrevocable and effective for the same term as the Vecom Leases or, after the first six year period, until 60 days following termination thereof (the “Vecom Lease Guarantee”);

(v)a clause under which extraordinary maintenance is the responsibility of the lessor and ordinary maintenance of the lessee’s (wording of the clause to be the following “La manutenzione ordinaria dell’Immobile è a carico del Conduttore. Resta a carico del Locatore la manutenzione straordinaria dell’Immobile”); and

(vi)limited to the Faenza Lease, the lessee’s right to withdraw at any time subject to a four month prior notice.

7.6VC Poland Lease

(a) On or before Closing, Padovani and Zannoni will procure that Vecom Poland SP.Zo.o. (as lessor) and VC Poland (as lessee) execute a new lease agreement substantially in the form of Schedule 7.6, for the new facilities specified therein, effective not later than the Closing Date (the “VC Poland Lease”).

(b) On Closing Ferro shall issue a corporate guarantee in respect of VC Poland’s obligations under the new lease agreement in (a) above, irrevocable and effective for the same term as said new lease agreement or, after the first six year period, until 60 days following termination thereof (the “VC Poland Lease Guarantee”).

8.Representations and Warranties of Sellers.

8.1Representations and Warranties of the Sellers.

In lieu of any other representations or warranties however provided by Law or otherwise (except those in items (e),  (f) and (g) of Section 7.3), the Sellers severally and not jointly hereby make the following representations and warranties to the Purchaser, each of which shall be true and correct as provided under Section 8.2:

8.1.1Organization and Standing.

(a)The Company and each Subsidiary is a company duly incorporated, validly existing and in good standing under applicable Law.

(b)Neither the Company nor any Subsidiary is subject to any voluntary or non-voluntary liquidation, insolvency, bankruptcy or similar procedure.

(c)Star is a company duly incorporated, validly existing and in good standing under Italian Law and has full power and authority to conduct its business as presently conducted.

8.1.2Authorization.

(a)Sellers have full power and authority to enter into this Agreement and other proceedings required to be taken by or on behalf of

Sellers to enter into this Agreement and to carry out the transactions and perform all their obligations as contemplated hereby.

(b)None of Gazzaniga and Padovani are or have been married in a community property (“comunione dei beni”) regime.

(c)Zannoni is married with Silvana Gambi,  born in Russi (RA) on 16 August 1953, tax code GMBSVN53M56H642X  and Silvana Gambi has granted, to the extent necessary, her authorization to the Transaction and to the sale of  Zannoni’s portion of the Vetriceramici Interest (“consenso del coniuge in regime di comunione legale dei beni”) by signing the letter attached as Schedule 8.1.2(c).

(d)No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any Governmental Authority is required by Sellers in connection with the execution and performance of this Agreement.

(e)This Agreement has been, and any related documents will be, when delivered to Purchaser, duly executed and delivered by Sellers and, assuming due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and any related agreements will constitute, legal, valid and binding agreements of Sellers, enforceable against each Seller in accordance with their respective terms (save in any case Sections 10.8 and 12.7 hereof).

8.1.3No Conflict.

Neither the execution and delivery of this Agreement by Sellers nor the consummation of the Transactions:

(a)conflict with, or result in breach of, or constitute a default or trigger redemption, sale or preemptive rights of minority owners under, the articles of incorporation or the by-laws of the Company or the Subsidiaries or any resolutions adopted by their respective boards;

(b)conflict with, or result in the breach of any Order issued on or before the date hereof, or give any Governmental Authority the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any legal requirement or any Order to which any of Sellers or the Company or any of the Subsidiaries may be subject;

(c)conflict with, or result in breach of any of the terms or requirements of any permits or any Governmental Authorization, or give any Governmental Authority the right to revoke,

withdraw, suspend, cancel, terminate or modify any permits or any Governmental Authorization that is held by the Company or any of the Subsidiaries;

(d)except as indicated in Schedule 8.1.3, conflict with, or result in breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material contractual arrangement to which the Company or the Subsidiaries are a party, nor any consent, authorization or approval of any Third Party is required by Sellers in connection with the execution and performance of this Agreement; or

(e)result in the imposition or creation of any Encumbrance upon or with respect to any of the assets of the Company or the Subsidiaries.

8.1.4Ownership.

On Closing subject to the issue and delivery of the Senior Bank’s Release Letter:

i.Sellers have full and exclusive ownership of, and good and valid title to the Vetriceramici Interest free and clear of any Encumbrances, including, as of the Closing, the Pledge; and

ii.pursuant to the terms and conditions of this Agreement, the Purchaser will acquire, directly and indirectly, full and exclusive ownership of, and good and marketable title to, the Vetriceramici Interest free and clear of any Encumbrance.

8.1.5By-laws and Capitalization.

(a)Any change in corporate type or any equity increase or reduction of the Company or any Subsidiary has been duly approved and authorized and has taken place in compliance with applicable Laws.

(b)The by-laws of the Company and the Subsidiaries, as currently in force, are those resulting from the competent Companies’ Registers.

(c)The authorized and paid-in capital of each of the Company and the Subsidiaries is set forth in Schedule 8.1.5 and is properly resulting from the respective by-laws.

(d)The corporate capital of the Company is resolved, subscribed and paid-in for Euro 10,953,750.00.

(e)There are no options, warrants, conversion or subscription rights, agreements, contracts or commitments of any kind obligating the Company or any of the Subsidiaries, conditionally or otherwise, to issue or sell any new shares of capital stock, or any instrument convertible into or exchangeable for any share, or to repurchase or redeem any of their shares.

(f)Except for the VC Mexico Minority Interest and the VC Turkey Minority Interest, the Company has full and exclusive ownership of, and good and valid title to, all of the outstanding shares of capital stock of, or other equity interests in, any of the Subsidiaries, free and clear of any Encumbrances.

8.1.6Financial Statements.

(a)Schedule 8.1.6(a) sets forth true and complete copies of the audited consolidated balance sheet of the Company and the Subsidiaries as of December 31, 2013 and the related audited consolidated statement of income, explanatory notes, directors’, statutory auditors’ and auditing firm’s reports for the year then ended ("2013 Financial Statements")

(b)Schedule 8.1.6(b) sets forth the unaudited consolidated balance sheet of the Company and the Subsidiaries as of May 31, 2014 and the related unaudited consolidated statement of income, for the five month period then ended ("Interim Financial Statements" and together with the 2013 Financial Statements, the "Financial Statements").

(c)The Financial Statements have been prepared from the books and records of the Company and the Subsidiaries and in accordance with the Accounting Principles applied on a consistent basis and therefore, at the time their preparation, fairly present in all material respect the financial position and results of operations of the Company and the Subsidiaries on a consolidated basis at the dates and for the respective periods covered, in each case in accordance with the Accounting Principles applied on a consistent basis.

(d)Neither the Company nor any Subsidiary has any material obligation or liabilities of any kind which, according to the Accounting Principles, should have been reflected in the Financial Statements except for those: (i) set forth or provided against in the Financial Statements; (ii) disclosed in Schedule 8.1.6(d), or (iii) which have arisen since June 1, 2014 in the Ordinary Course of Business.

(e)Neither the Company nor any Subsidiary have as of the Closing Date any Financial Debt other than the Closing Date Financial Debt. The Company has repaid in full the UniCredit Facility pursuant to the terms of the relevant loan agreement and has obtained a full release from the lender of any claims or liability in connection therewith.

(f)There are no bank guarantees (“fideiussioni bancarie”) in effect issued in the interest of the Company or any Subsidiary or any corporate guarantees (“fideiussioni”)  issued by the Company or any Subsidiary other than (i) those set forth in Schedule 8.1.6(f); and (ii) those (if any) issued during the Interim Period in compliance with Article 5 of this Agreement.

(g)Neither the Company nor any Subsidiary is a party to any unperformed letter of credit (“lettere di credito”) or has any letter of credit outstanding, other than (i) those set forth in Schedule8.1.6(g); and (ii) those (if any) issued during the Interim Period in compliance with Article 5 of this Agreement.

(h)Neither the Company nor any Subsidiary is a party to any interest rate, index, equity, currency or other kind of swap, hedge or other derivative or similar agreement in effect other than those (if any) incurred by the Company and the Subsidiaries during the Interim Period in compliance with Article 5 of this Agreement.

8.1.7Authorizations; Compliance with Laws.

(a)Except as set forth on Schedule 8.1.7(a), the Company and each Subsidiary has full power and authority to conduct its business as presently conducted and to own, lease and operate its assets and properties, and is duly qualified, authorized or licensed to do business in the jurisdictions in which the ownership, lease or operation of its assets or the conduct of its business requires such qualification, authorization or license.

(b)Except as set forth on Schedule 8.1.7(a), the Company and the Subsidiaries are the beneficiaries of all Governmental Authorizations, including operating permits, necessary for the exercise of their activities as they are currently being carried out, which Governmental Authorizations are in full force and effect and shall remain in full force and effect until Closing.

(c)Except as set forth on Schedule 8.1.7(a), as of the date hereof, the Company and the Subsidiaries have received no written claims that relate to the revocation or absence of renewal of material Governmental Authorizations or material violation of Law, including any Environmental Law, issued by the relevant Governmental Authority having jurisdiction over the Company and the Subsidiaries to deliver these material Governmental Authorizations and, to Sellers' Knowledge, none is threatened, alleging that the Company or the Subsidiaries has materially violated any Laws applicable to its activities.

(d)None of the Company or the Subsidiaries, nor any of their respective directors, officers and, to the Sellers’ Knowledge, employees has, directly or indirectly, (a) made or authorized any unlawful payment  in any form or unlawful benefit to any Governmental Authority or to any individual who serves as an official for or acts on behalf of any Governmental Authority; (b) requested or accepted any unlawful payment or benefit; or (c) established or maintained for purposes of such unlawful payments or unlawful benefits any funds or assets that have not been properly recorded in the books and records of the Company or any of the Subsidiaries, as the case may be.

(e)Each transaction in connection with the business of the Company and the Subsidiaries is properly recorded on the books and records of the Company in accordance with the Law.  The Company and each of its Subsidiaries maintain systems of internal accounting controls aimed at ensuring that they maintain no off-the-book accounts and that the assets of the Company and each of its Subsidiaries are used only in accordance with the Company and its Subsidiaries' management directives.

(f)Except as set forth on Schedule 8.1.79f), there are no pending orders of sale for products or services provided by the Company or the Subsidiaries to be, directly or, to Sellers' Knowledge, indirectly, sold to or performed on behalf of, or exported, re-exported or retransferred to, any country or person who is subject to the United States, European Union or UN trade restrictions or sanctions as listed in Schedule 0.  Except as set forth on Schedule 0, at the Date of this Agreement, neither the Company nor any Subsidiary is currently directly or, to the Sellers’ Knowledge, indirectly selling products or providing services, or importing, exporting or re-exporting, transferring or retransferring the same from or to any country or person who is subject to any United States, European Union or UN trade restrictions or sanctions as listed in in Schedule 0.

8.1.8Subsequent Events.

Except as disclosed in Schedule 8.1.8, since the June 1, 2014 to the date hereof, the Company and the Subsidiaries have operated their businesses in all material respects in the Ordinary Course of Business.  Since June 1, 2014, there has been no change in the Company and the Subsidiaries, taken as a whole, that has had a Material Adverse Effect or that would have required Purchaser's consent under Section 5.3 if such action had been taken after the date hereof and prior to the Closing.

8.1.9Real Estate.

(a)Schedule 8.1.9(a) lists all real property leased or subleased or otherwise used or occupied (but not owned) by any of the Company or the Subsidiaries (the “Leased Real Property”).  The Leased Real Property (together with the Owned Real Property) is used for the operation of the business of the Company and the Subsidiaries as it is currently conducted.  Under Schedule 0 and except as disclosed therein, Sellers have delivered to Purchaser true and complete copies of the leases and subleases covering the Leased Real Property leased by the Company or any of the Subsidiaries.  With respect to each such lease and sublease and except as otherwise specified on Schedule 8.1.9(a):

(1)such lease or sublease is in full force and effect in all material respects and enforceable in accordance with its terms;

(2)all rents, deposits and additional rents due pursuant to such lease or sublease have been paid in full and no security deposit or portion thereof has been applied in respect of a breach or default under such lease or sublease that has not been redeposited in full; and

(3)none of the Company or any of the Subsidiaries is in material default under any such lease or sublease and, to Sellers' Knowledge, no other party to any such lease or sublease is in material default thereunder.

(b)Schedule 8.1.9(b) lists all real property owned by the Company or any of the Subsidiaries (the “Owned Real Property”).  Except as disclosed in Schedule 8.1.9(b), the Owned Real Property (together with the Leased Real Property) is used for the operation of the business of the Company and the Subsidiaries as it is currently conducted.  With respect to each such parcel of the Owned Real Property and except as otherwise specified on Schedule 8.1.9(b):

(1)the identified owner has title to the parcel of Owned Real Property, free and clear of any Encumbrances, except for Permitted Encumbrances; and

(2) there are no pending or, to Sellers' Knowledge, threatened condemnation proceedings with respect to the Owned Real Property.

8.1.10Equity Holdings.

Except as indicated in Schedule 8.1.10, the Company does not own, directly or indirectly (including through the Subsidiaries), any interest or investment in any

Person other than the Subsidiaries.

8.1.11Assets.

(a)Except as otherwise provided in Schedule 8.1.11: (i) the Company and the Subsidiaries have full, exclusive, good, marketable and insurable title to the assets shown in the 2013 Financial Statements and those acquired by them after the Reference Date; (ii) the Company and the Subsidiaries have valid, leasehold interest to the leased assets shown in the 2013 Financial Statements and the leased assets acquired by them after the Reference Date; (iii) the Company's and the Subsidiaries' title and leasehold interests in their assets are not subject to any Encumbrance for the benefit of Third Parties, except for the Permitted Encumbrances and except as set forth in the 2013 Financial Statements.

(b)The Company and the Subsidiaries own, or have valid leasehold interests in or licenses to use, all the assets currently used for the conduct of the business of the Company and the Subsidiaries as currently conducted.

(c)The inventories of the Company as reflected in the Financial Statements and those acquired since June 1, 2014 consist of products of a quality and quantity consistent with past practices in the Ordinary Course of Business. The value of such inventories is accounted for in the Financial Statements and reflects valuation criteria that are consistent with the Accounting Principles. The value of such inventories as reflected in the Financial Statements, net of the appropriate reserves as reflected therein, does not exceed the lower of the cost (as determined in accordance with the Accounting Principles) or market value.  All of the inventories reflected in the Financial Statements consist of items usable or saleable in the Ordinary Course of Business subject to appropriate and adequate allowances, if any, reflected on the books and records of the Company and the Subsidiaries for obsolete, excess, slow-moving and other irregular items.

(d)All accounts and notes receivable of the Company and the Subsidiaries are valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performances of services and other business transactions in the Ordinary Course of Business, and the accounts receivable reserve reflected in the 2013 Financial Statements has been established in accordance with the Accounting Principles and is therefore adequate in such respect, subject to year-end adjustments and accruals in the Ordinary Course of Business.  Except as otherwise provided in Schedule 8.1.11, since the Reference Date and as of the date hereof, none of the Company or the Subsidiaries has received any written notice from its customers contesting any accounts and notes receivable of the Company or the Subsidiaries exceeding the De Minimis.  All such accounts and notes receivable are held free and clear of all Encumbrances other than Permitted Encumbrances.

8.1.12Intellectual Property.

(a)Schedule 8.1.12 is a true and complete list of all the Owned Intellectual Property that constitutes a patent, trademark, utility model, design, domain name or copyright registration or patent, trademark, utility model, design, domain name or copyright application. All fees associated with the registration or with maintaining any Owned Intellectual Property set forth on Schedule 8.1.12 have been paid in full in a timely manner to the proper Governmental Authority.  Except as set forth on Schedule 8.1.12, all of the Owned Intellectual Property is in full force and effect.

(b)All of the Owned Intellectual Property is owned by the Company or a Subsidiary and the owner thereof has the exclusive right to use and possess such Intellectual Property, for any purpose free from (i) any Encumbrances and (ii) any requirement (other than within the Group) of royalty payments, license fees, charges or other payments or conditions or restrictions whatsoever.  Except within the Group, neither the Company nor the Subsidiaries has licensed or otherwise granted any right to any Person outside the Group under any Owned Intellectual Property or has otherwise agreed not to assert any such Intellectual Property against any Person.

(c)Except as set forth on Schedule 8.1.12, all former and current consultants, joint developers or contractors to the Company and the Subsidiaries have no claim  in respect to any Intellectual Property developed by them in the course of their performing services for the Company or the Subsidiaries or regulate the use of any Intellectual Property that was jointly developed. Except as set forth on Schedule 8.1.12, all employees of the Company and the Subsidiaries who participated in the creation or contributed to the conception or development of Intellectual Property relating to the business of the Company and the Subsidiaries were employees of the Company or the Subsidiaries at the time of rendering such services and such services were within the scope of their employment or such employees have otherwise validly assigned such Intellectual Property to the Company or the Subsidiaries.  Except as set forth on Schedule 8.1.12, no director, officer, stockholder, employee, consultant, contractor, agent or other representative of the Company or the Subsidiaries owns or claims any rights in any Owned Intellectual Property.

(d)The Company and the Subsidiaries use reasonable IT measures to maintain the secrecy of all trade secrets of the Company or the Subsidiaries that are material to the operations of the Company and the Subsidiaries and are valuable thereto by virtue of their secrecy.

(e)The operation of the Company’s and the Subsidiaries’ businesses as currently conducted or any part thereof, including the manufacture, use, sale and importation of products of the Company or the Subsidiaries and the possession, use, disclosure, copying or distribution of any information, data or products, whether tangible or intangible, in the possession of the Company and the Subsidiaries, and the possession or use of the Owned Intellectual Property does not, and to Sellers' Knowledge, will not infringe, misappropriate, dilute, violate or otherwise conflict with any Intellectual Property right of any other Person.  To Sellers' Knowledge, none of the Owned Intellectual Property is being infringed or otherwise used or available for use by any Person other than the Company and the Subsidiaries.

(f)No claim, action, suit or proceeding is pending or, to Sellers' Knowledge, threatened, that (i) challenges the rights of the Company or the Subsidiaries in respect of any Intellectual Property or the scope of Intellectual Property, or (ii) asserts that the operation of the business of the Company and the Subsidiaries is, was or will be infringing or otherwise in violation of any Intellectual Property, or is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property.  None of the Owned Intellectual Property is subject to any Order, and neither the Company nor the Subsidiaries has been subject to any Order still in effect in respect of any other Person’s Intellectual Property.  Neither the Company nor any Subsidiary has requested any oral or written opinion of any intellectual property counsel regarding any other Person’s Intellectual Property.

(g)Schedule 8.1.120 lists all the Information Systems, other than the internet, used by the Company or the Subsidiaries and operated by any other Person in connection with the business of the Company or the Subsidiaries. The Information Systems listed on Schedule 8.1.12 are all the Information Systems used for the conduct of the business of the Company or the Subsidiaries as currently conducted.  The Company and the Subsidiaries have all user licenses in effect for all Information Systems necessary to conduct the business of the Company or the Subsidiaries as currently conducted.

8.1.13Taxes.

Except as otherwise disclosed in Schedule 8.1.13:

(a)The Company and the Subsidiaries have fully complied and fully comply with all applicable Tax Laws. All Tax Returns required to be filed by or on behalf of the Company and the Subsidiaries in respect of any Tax Period Before Closing Date were filed when due and in accordance with applicable Law and all such Tax Returns are true, correct and complete in all respects.

(b)The Company and the Subsidiaries have timely paid (if required by applicable Law) all Taxes shown as due and payable within the prescribed period or any extension thereof, or (as the case may be) have made full provisions in their accounts for, all Taxes required to be withheld or to be paid in accordance with applicable Law.

(c)The 2013 Financial Statements accurately reflect, in all material respects pursuant to the Accounting Principles, all deferred Tax assets and liabilities. The Interim Financial Statements contain Company’s best estimates, pursuant to the Accounting Principles, of deferred Tax assets and liabilities.

(d)The Company and the Subsidiaries are not involved in any Tax audit or investigation (other than regular request of information by any competent Tax Authority in the Ordinary Course of Business) relating to any Tax Period Before Closing Date.

(e)All Tax amounts required to be withheld or collected for payment by the Company or the Subsidiaries have been collected or withheld and paid to the appropriate Tax Authorities in accordance with the Law, except for payments not yet due and payable to a Tax Authority pursuant to the Law.

(f)No Tax claims are pending and, to the Sellers' Knowledge, no (written) notice of any such claim has been received, as of the date hereof, against the Company or the Subsidiaries prior to or as of the Date of this Agreement in respect to any Tax for which the Company or the Subsidiaries are liable, nor has any deficiency or claim for any such Taxes been assessed or asserted.

(g)Neither the Company nor any Subsidiary have in place any group consolidated tax and/or VAT regimes.

(h)There are no Encumbrances relating to Taxes on any assets or properties of the Company or the Subsidiaries, except for Permitted Encumbrances.

(i)None of the Company or the Subsidiaries has or has had a taxable presence in any jurisdiction other than the jurisdictions for which Tax Returns have been duly filed, and all Taxes have been duly paid, and neither the Company nor the Subsidiaries have received as of the date hereof,  written notice of any claim from any Tax Authority in any jurisdiction where any of the Company or the Subsidiaries does not file Tax Returns and pay Taxes that any of the Company or the Subsidiaries is or may be subject to any Tax Return filing requirements or subject to taxation by that jurisdiction.

(j)All transactions with related parties carried out by either the Company or any of the Subsidiaries are at arm’s length, are in line with market terms and practice and reflect a proper transfer pricing policy, provided that the Company has not prepared the so called “master file” and “country file” pursuant to section 26 of Italian Law Decree n. 78/2010. The Company and the Subsidiaries have not infringed transfer pricing Laws in any of the jurisdictions in which they are resident or operate.

8.1.14Employees.

(a)The personnel employed by each of the Company and the Subsidiaries, as of the date hereof (collectively, the “Employees”), are listed in Schedule 8.1.14(a). All Employees are regularly recorded in the appropriate books of the relevant company, all in accordance with applicable Laws. Except as indicated in Schedule 8.1.14(a), all Employees are, and have been, validly employed in accordance with applicable Laws and applicable collective agreement.

(b)Except as otherwise disclosed in Schedule 8.1.14(b), as of the Date of this Agreement no Employee has provided written notice that he or she intends to retire or terminate his/her employment relationship with the Company or any of the Subsidiaries.

(c)The Company and the Subsidiaries have complied with and are in compliance with all Laws relating to employment, labor and the workplace, including Laws relating to wages and classification levels for Employees, hours, overtime, immigration, withholding, unemployment compensation, Employees compensation (including compensation for any inventive activity performed by the Employees), hiring of disabled persons, use of fixed term or partial term employees, social security contributions, contracts for a work/services (“appalti”), safety at work and employee privacy. All persons classified as independent contractors of the Company or the Subsidiaries satisfy and have at all times satisfied in all material respects the requirements of applicable Law to be so classified and neither the Company nor any Subsidiary has or has had any obligations to provide benefits with respect to such persons under any Benefit Plan (as defined in item (e) below) or otherwise.

(d)The Company and the Subsidiaries are not bound by any enforceable Order pursuant to which they are obligated to hire, for a definite or indefinite period of time, personnel and/or to reinstate in their position terminated personnel previously employed or increase the Employees’ compensations. The Employees are the only employees of the Company and the Subsidiaries and no Employee with a fixed term contract or independent contractor can successfully claim to be recharacterized as an employee to be employed by the Company or any of the Subsidiaries on an indefinite term basis.

(e)A list and summary description of all plans, funds, programs, policies or commitments that provide any welfare, pension, incentive, stock options, non-compete or other benefit to the Employees other than those strictly required by or provided for in the labor Law or applicable collective labor contracts is set forth in Schedule 8.1.14(e) (all of the above being individually or collectively referred to as a “Benefit Plan” or “Benefit Plans”, respectively).

(f)With respect to each Benefit Plan, to the extent applicable, current, accurate and complete copies of, or, where oral, written summaries of the material terms thereof as amended at the Date of this Agreement, are attached under Schedule 8.1.14(e).

(g)With respect to each Benefit Plan, except as set forth in Schedule 8.1.14(e), all Benefit Plans (and their corresponding assets or funds) have been implemented, administered and invested in compliance with their terms, applicable Law and all applicable collective bargaining agreements, and all reports, returns or similar documents required to be filed with a Governmental Authority in respect of the Benefit Plans have been duly and timely filed.

(h)With respect to each Benefit Plan, except as set forth in Schedule 8.1.14(e), as of the date hereof, no written or, to the Sellers' Knowledge, oral claim has been received from any Governmental Authority in respect of any Benefit Plan concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Transactions. No administrative investigation, audit examination or other claim, action, suit or proceeding by any Governmental Authority or other

Third Party is pending or in progress or, to the Sellers' Knowledge, threatened.

(i)Except as set forth in Schedule    8.1.14(e), no Benefit Plan exists that, as a result of the execution of this Agreement or the consummation of the Transactions (whether alone or in connection with any other events), would (i) with respect to any Employee, accelerate the time of payment or vesting or result in any payment or funding or result in any other material obligation pursuant to, any of the Benefit Plans; (ii) limit or restrict the right of the Company or the Subsidiaries to merge, amend or terminate any of the Benefit Plans; or (iii) cause the Company or the Subsidiaries to record additional compensation expense on their income statements with respect to any outstanding share or stock option or other equity-based award.

(j)Except as required by or provided for in the labor Law or applicable collective labor contracts,  neither the Company nor any of the Subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any Subsidiary other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.

(k)The amount shown on the 2013 Financial Statements for the staff leaving indemnities represent the full amount which the Company will be required to pay to its Employees for all periods through the Reference Date, to cover termination pay upon cessation of the employment relationship up to Reference Date. Except as set forth in Schedule 8.1.14(k) and except as set forth under applicable collective agreement, the consummation of the Transactions will not (i) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the Date of this Agreement or (ii) with respect to any Employee, accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such Employee.

(l)Except as set forth in Schedule 8.1.14(l), as of the Date of this Agreement, there are no pending or, to the Sellers’ Knowledge, threatened in writing, allegation, charge or complaint of age, disability, sex or race discrimination or similar charge against the Company or the Subsidiaries.

8.1.15Labor Relations.

(a)Except as set forth in Schedule 8.1.15(a) or as otherwise permitted pursuant to this Agreement, (i) none of the Company or the Subsidiaries is a party to any collective bargaining agreement; (ii)

none of the Company or the Subsidiaries is in material breach of any collective bargaining agreement or individual employment agreement; (iii) within the past three years, there has been no labor strike, work stoppage or lockout in effect with respect to the Company or the Subsidiaries; and (iv) the Company and the Subsidiaries are in material compliance with all notification and bargaining obligations arising under any collective bargaining agreement or statute.

(b)Schedule 8.1.15(b)  sets forth a list of (i) all employees of each of the Company and the Subsidiaries with an annual gross salary (so called “RAL”) of more than Euro 100,000.00; (ii) the employment status of each such individual (e.g., active, inactive, approved leave (including nature of such leave)); (iii) the employment category of each such individual (e.g., full-time, part-time, temporary); (iv) the rate of all regular and variable compensation payable to each such individual in any and all capacities; and (v) any regular or special compensation that will be payable to each such individual in any and all capacities as of the Closing Date other than the then current accrual of regular payroll compensation.

(c)Except as otherwise disclosed in Schedule 8.1.15(c), there are no pending or, to the Sellers’ Knowledge, threatened in writing, claim, suit, action (whether by individuals, unions, social security or any other governmental agencies) related to any labor or social security matters against the Company or the Subsidiaries.

8.1.16Agents.

(a)Schedule 8.1.16  hereto contains the list of the agents (“agenti”) of the Company and the Subsidiaries as of the date hereof (the “Agents”). All social security and other compulsory contributions due with respect to the Agents have always been regularly paid by the Company or the Subsidiaries.

(b)Except as otherwise disclosed in Schedule 8.1.16, all contracts with the Agents comply with all applicable Laws. None of the agents can successfully claim to be characterized as an employee to be employed by the Company or any of the Subsidiaries on an indefinite term basis.

8.1.17Litigation and Claims.

(a)Except as set out in Schedule 8.1.17, there is no pending or, to Sellers' Knowledge, threatened (in writing) claim, action, suit or proceeding against the Company or the Subsidiaries or their respective businesses, operations or assets having an indefinite value or a value individually in excess of Euro 50,000.00. To Sellers' Knowledge, there are no events or circumstances which would give rise to any such claims having an indefinite value or a value individually in excess of Euro 50,000.00, including without limitations product liability claims.

(b)There are no Orders binding the Company or the Subsidiaries in respect of, or the effect of which is to restrict or prohibit, any business practice which is material to the business of the Company or the Subsidiaries as presently conducted or the Transaction.

8.1.18Contracts.

Schedule 8.1.18 sets forth a true and complete list of each of the following Contracts to which any of the Company or the Subsidiaries is a party or by which any of them is bound and to the extent they are  in whole or in part unperformed as of the Date of this Agreement (collectively, the “Material Contracts”) other than the Benefit Plans and other than those other Contracts disclosed in any other Schedules to this Agreement:

(a)Contracts involving individually the expenditure by the Company or the Subsidiaries of more than Euro 100,000.00, per Contract, in any calendar year for the purchase of assets, equipment or services, excluding any such Contracts that are terminable by the Company or the Subsidiaries without penalty on not more than 30 days notice;

(b)(A) indentures, mortgages, loan agreements, capital leases, security agreements, or other similar Contracts or (B) any Contract or other currently outstanding instrument under which any of the Company or the Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit (other than an account receivable) or capital contribution to, or other investment in, any Person;

(c)non-competition Contracts that restrict the Company or the Subsidiaries from engaging in any line of business in any geographic area or competing with any Person;

(d)Contracts that restrict the declaration, set aside or payment of any dividends or distributions on, or in respect of, any shares, capital stock or equity interest of the Company or any Subsidiary;

(e)Contracts to sell goods or services with respect to the customers set forth on Schedule 8.1.23(a) and Contracts to purchase goods or services with respect to suppliers set forth on Schedule 8.1.23(a);

(f)Contracts granting any Person a first-refusal, first offer or similar preferential right to purchase or acquire any right, asset or property of the Company or the Subsidiaries;

(g)any commitment to make any capital expenditure or to purchase a capital asset in each case, individually in excess of Euro 100,000.00;

(h)any commitment for the purchase or sale of any shares or capital stock of the Company or the Subsidiaries;

(i)any lease or similar agreement under which (A) any of the Company or the Subsidiaries is the lessee of, or holds or uses, any facility, machinery, equipment, vehicle or other tangible personal property owned by any Third Party for an annual rent individually in excess of Euro 100,000.00 or (B) any of the Company or the Subsidiaries is the lessor of, or makes available for use by any Third Party, any tangible personal property owned by any of the Company or the Subsidiaries for an annual rent individually in excess of Euro 100,000.00;

(j)Contracts (A) entered into or assumed by any of the Company or the Subsidiaries in which it has an obligation in respect of providing for indemnification or purchase price adjustment, in connection with any disposition, sale or other transfer of any present or former business or commercial activity or (B) pursuant to which there are any outstanding or threatened in writing indemnification claims against any of the Company or the Subsidiaries in connection with any disposition, sale or other transfer of any present or former business or commercial activity;

(k)Contracts pursuant to which the Company or the Subsidiaries have licensed the Owned Intellectual Property to any Third Party; and pursuant to which the Company or the Subsidiaries have had Intellectual Property licensed to it, excluding non-exclusive, commercially available software licenses entered into in the Ordinary Course of Business;

(l)partnership, limited liability company, joint venture or consortium agreements or other Contracts involving a sharing of profits or expenses by the Company or the Subsidiaries;

(m)Contracts with any Third Party providing consultancy or advisory services for an annual consideration individually in excess of Euro 50,000.00;

(n)Contracts with technology or research & development partners or other Third Parties contemplating the sharing of technical or proprietary information, know-how, technology or processes subject to confidentiality obligations; and

(o)Contracts involving the acquisition or sale of any business enterprise whether via stock or asset purchase, or otherwise;

Each Material Contract is in full force and effect, and is a valid and binding agreement of the Company or applicable Subsidiary, enforceable by or against the Company or such Subsidiary, as applicable, in accordance with its terms.  The Company or the Subsidiaries, as applicable, have performed in all material respects their obligations required to be performed by them to date under the Material Contracts. There is no default or breach by the Company or the Subsidiaries of any material obligation to be performed or paid under any Material Contract.

There are no pending or, to Sellers’ Knowledge, threatened claims or liability to the Company in relation to Section 4.9 or any other provision of that certain sale and purchase agreement between the Company and Technosolution s.r.o. dated November 20, 2012 for the sale of Keraglass a.s.

8.1.19Affiliate Contracts

(a)Schedule 8.1.19 lists all existing agreements or other arrangements or transactions between any of the Company and the Subsidiaries, on the one hand, and any of:

i.Sellers and their respective Affiliates (other than the Company or the Subsidiaries);

ii.directors, officers or employees (or any immediate family member thereof) of any Seller and its Affiliate (including the Company and the Subsidiaries), except those set forth under Section 8.1.14 and its Schedules,

(b)on the other hand (collectively the “Affiliate Contracts”).

(c)Except as set forth on Schedule 8.1.19, as of Closing, all Affiliate Contracts shall be terminated and Purchaser, the Company and the Subsidiaries shall not have any obligations thereunder.

8.1.20Insurance.

(a)Schedule 8.1.20(a) contains a true and complete list of all insurance policies held in the names of the Company or the Subsidiaries and all other insurance arrangements or contracts for the transfer or sharing of insurance risks covering the assets, businesses, operations, Employees, officers or directors of the Company and the Subsidiaries (the “Insurance Policies”) as of the Date of this Agreement, specifying the insurer, amount of coverage and type of insurance.  All such policies are in full force and effect and are valid, enforceable, existing and binding and all premiums due thereon have been timely paid (subject to changes made in the Ordinary Course of Business that will not materially reduce the coverage thereunder).

(b)Schedule 8.1.20(b) sets forth a true and complete list of all outstanding material claims filed under the Insurance Policies as of the Date of this Agreement.

(c)The Insurance Policies are consistent with applicable Law and all Contracts to which any of the Company or the Subsidiaries is a party.  All appropriate insurers under the Insurance Policies have been notified of all pending litigation and pending legal matters, and since January 1st 2012 no such insurer has provided written notice to the Company or any of the Subsidiaries of any denial of coverage or reservation of rights thereto.

(d)To Sellers' Knowledge, since the Reference Date, no event has occurred which, with notice or lapse of time or both, would constitute a material breach or default or give rise to any right of termination or cancellation  of  any Insurance Policy.

8.1.21Environmental Matters.

Except as otherwise specifically indicated in Schedule 8.1.21:

(a)the Company and the Subsidiaries are and have been,  in the past five years, in compliance in all material respects with Environmental Laws and/or Governmental Authorizations and/or any agreement with or request by any Governmental Authority or other Person which relate in particular to the protection of the Environment or human health and safety;

(b)the Company and the Subsidiaries has validly been issued the relevant Governmental Authorizations, including operating permits, necessary to the operation of its site(s) and its business, and is in material compliance with the terms and conditions of such Governmental Authorizations and with the provisions of all Environmental Laws applicable to the Company and its Subsidiaries;

(c) there are no underground storage tanks and related pipes and equipment, whether active or abandoned, present at (i) any of the Company's or the Subsidiaries' sites, or (ii) any other facility formerly owned, leased or operated by any of the Company or the Subsidiaries;

(d) to Sellers' Knowledge there are no (i) asbestos or asbestos-containing materials, (ii) polychlorinated biphenyls, or (iii) urea-formaldehyde insulation present at any of the sites of the Company or the Subsidiaries in a condition that currently requires reporting, investment, assessment, cleanup, removal, remediation or any other type of response action by the Company or the Subsidiaries pursuant to applicable Environmental Laws;

(e) neither the Company nor any of the Subsidiaries has emitted, spilled, leaked, deposited or otherwise released into the air, soil, sub-soil, surface or groundwater, or any other media any Hazardous Materials, whether at its sites currently or formerly owned or leased, or off-site, in any manner not consistent with or in violation of or which could give rise to liability under Environmental Laws or Governmental Authorizations or any agreement;

(f) neither the Company nor any of the Subsidiaries ever disposed of, treated or discharged liquid or solid waste, including waste waters, or entrusted such waste or waste waters to third parties for disposal or treatment in any manner not consistent with or in violation of or which could give rise to liability under Environmental Laws or Governmental Authorizations, including operating permits;

(g) as of the date hereof, neither the Company nor any of the Subsidiaries have received any summons, citation or other notice concerning any violation or alleged violation of or any actual or alleged liability under any Environmental Law or Governmental Authorization applicable to or governing activities in connection with the conduct of their business or, to any sites, currently or formerly, owned or leased or otherwise used by the Company or any of its subsidiaries, nor to Sellers' Knowledge, is there any such violation or liability that could reasonably be expected to lead to an environmental claim;

(h)neither the Company nor any of the Subsidiaries has ever sold, manufactured or distributed any product that contains or incorporates asbestos or asbestos-containing materials in any way;

(i)except for certain raw materials which are used and stored in compliance with applicable Environmental Law, no Hazardous Materials are present at, on, under or migrating to or from any site currently or formerly owned or leased by the Company or any Subsidiary in a condition that would give rise to any liability of the Company or any Subsidiary under any Environmental Law, Governmental Authorization or any agreement;

(j)none of the Company or the Subsidiaries has expressly assumed or retained or agreed to indemnify by Contract any material liabilities or material obligations of other Persons under any Environmental Laws;

(k)true, complete and accurate copies of all environmental reports, surveys, investigations, assessments, audits and other material documents in the Company's or any Subsidiary's possession relating to the application of Environmental Laws to the Company or any Subsidiary have been disclosed to Purchaser.

8.1.22Products.

(a)Except as set forth on Schedule 8.1.22, each product manufactured, sold or delivered by the Company or any of the Subsidiaries in conducting its business has been in conformity with all product specifications, contractual warranties and all applicable Laws.  Except as set forth on Schedule 8.1.22, neither the Company nor any of the Subsidiaries has any liability for replacement or repair of any such products individually in excess of Euro 25,000.00 or other damages in connection therewith or any other customer or product obligations individually in excess of Euro 25,000.00.

(b)Neither the Company nor any of the Subsidiaries has any material liability arising out of any injury to individuals or damage to property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Company or any of the Subsidiaries.

8.1.23Customers and Suppliers.

(a)Schedule 8.1.23(a) sets forth a true and complete list of (a)(i) the ten (10) largest customers of the Company and the Subsidiaries taken as a whole in terms of sales during the 12 month period ended December 31, 2013 and (ii) the ten largest customers of the Company and the Subsidiaries taken as a whole in terms of sales during the five month period ended May 31, 2014 and (b)(i) the ten largest suppliers of the Company and the Subsidiaries taken as a whole in terms of purchases during the 12 month period ended December 31, 2013 and (ii) the ten largest suppliers of the Company and the Subsidiaries taken as a whole in terms of purchases during the five month period ended May 31, 2014.

(b)Except as set forth on Schedule 8.1.23(b),  as of the Date of this Agreement neither the Company nor any Subsidiary has received written notice from any customer or supplier listed on Schedule 8.1.23(a) that such customer or supplier intends to terminate or materially adversely modify its relationship or materially reduce the volume of business that it does with the Company or any Subsidiary.

8.1.24Bank Accounts.

(a)Schedule 8.1.24 sets forth a true and complete list and description of the bank accounts, lock box accounts and other accounts maintained by or for the benefit of each of the Company and the Subsidiaries.

8.1.25No Brokers' Fees.

Except as disclosed under Schedule 8.1.25, no Person has been employed by or on behalf of Sellers or the Company as a broker, finder, investment banker or financial advisor in connection with the Transactions, and no Person with which Sellers or the Company have had any dealings or communications of any kind is entitled or will become entitled to any fee or commission, brokerage, finder’s fee or like payment based in any way on any agreement, arrangement or understanding made by or on behalf of Sellers or the Company to which Purchaser or its Affiliates (including, from and after the Closing Date, the Company and the Subsidiaries) will have any obligation or responsibility in connection with the Transaction.

8.1.26Books and Records.

All books, records and accounts of the Company and the Subsidiaries are maintained in accordance with all applicable Laws.  None of such books, records and accounts have been intentionally misstated in any respect, and no notice that any of such books, records and accounts is incorrect or should be rectified has been received.  The minute books and share or stock record books of the Company and the Subsidiaries previously delivered to Purchaser are true, correct and complete.  All share or stock transfer taxes levied, if any, or payable with respect to all transfers of shares of the Company and the Subsidiaries prior to the Closing Date have been paid and appropriate transfer tax stamps affixed, where required under applicable Law.

8.1.27Directors and Officers.

Schedule 8.1.27 sets forth a true and complete list of the directors and officers of the Company and the Subsidiaries.

8.1.28Disclosure.

Neither this Agreement (including the Exhibits and Schedules hereto) nor any other agreement, document, certificate or written statement furnished to Purchaser by or on behalf of Sellers, the Company or any Subsidiary in connection with this Agreement contains any statement of a material fact intentionally misstated in any respect or intentionally misleading or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

8.1.29Powers of Attorney.

Schedule 8.1.29 sets forth a true and complete list of the powers of attorney and attorneys-in-fact of the Company and the Subsidiaries.

8.1.30Shareholders’ Agreement

The Shareholders’ Agreement will not survive Closing and neither the Company nor any Seller will have any further rights, obligations, liabilities or duties thereunder or in connection with its termination following the Closing.

8.1.31VC Mexico Initiatives.

The consummation of the VC Mexico Option B Initiatives as per section B of Schedule 5.8 shall not entitle Mr. Alberto Bartolacelli to any severance pay, additional compensation, bonus or other claim (including in relation to damages, social security contributions, pension or other) against VC Mexico in excess of Euro 100,000.00.

8.2Accuracy as of the Closing Date.

The representations and warranties of the Sellers contained in Section 8.1 shall be true and correct as of the Date of this Agreement and as of, and as though made on, the Closing Date (i) except for those representations and warranties that expressly refer to a specific date which shall be true and correct as of such other date and (ii), except as affected by transactions contemplated herein or otherwise approved in writing by Purchaser or made in the Ordinary Course of Business consistently with the applicable provisions of this Agreement.

For the sake of clarity, the representations and warranties under Subsections  8.1.7 (f), 8.1.14 (b), 8.1.18 and 8.1.23 refer to the Date of this Agreement only and not also to the Closing Date.

9.Representations and Warranties of Purchaser.

9.1Representations and Warranties of the Purchaser

(a)In lieu of any other representations or warranties however provided by Law or otherwise, the Purchaser hereby make the following representations and warranties to the Sellers, each of which shall be true and correct as of the Date of this Agreement and the Closing Date.

9.1.2Organization and Standing.

(a)Purchaser is a company duly incorporated, validly existing and in good standing under applicable Law and has full power and authority to conduct its business as presently conducted.

(b)Purchaser is not subject to any voluntary or non-voluntary liquidation, insolvency, bankruptcy or similar procedure.

9.1.3Authorization.

(a)Purchaser has full power and authority to enter into this

Agreement and other proceedings required to be taken by or on behalf of Purchaser to enter into this Agreement and to carry out the transactions and perform all of its  obligations as contemplated hereby.

(b)Except for the Antitrust Filings and the Antitrust Clearances as per Article 4, no application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption (including, but not limited to, any antitrust clearance filings according to laws and regulations in Italy and in any applicable jurisdiction) by, any Governmental Authority (including, but not limited to, any antitrust authority of any relevant jurisdiction) is required by Purchaser in connection with the execution and performance of this Agreement.

(c)This Agreement has been, and any related documents will be, when delivered to Sellers, duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the other Parties hereto and thereto, this Agreement constitutes, and any related agreements will constitute, legal, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms.

9.1.4No Conflicts or Approvals.

Neither the execution and delivery of this Agreement nor the consummation of the Transactions:

(a)conflict with, or result in breach of, or constitute a default or trigger redemption, sale or preemptive rights of minority owners under, the articles of incorporation or the by-laws of Purchaser or any resolutions adopted by its board;

(b)conflict with, or result in the breach of any Order issued on or before the date hereof by any tribunal, court, panel or public authority in general, or give any Governmental Authority the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under any legal requirement or any Order to which Purchaser may be subject;

(c)conflict with, or result in breach of any of the terms or requirements of any permits or any governmental authorization, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any permits or any governmental authorization that is held by Purchaser;

(d)conflict with, or result in breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel,

terminate, or modify, any contractual arrangement to which Purchaser is a party; or

(e)result in the imposition or creation of any Encumbrance upon or with respect to any of the assets of Purchaser.

9.1.5No Brokers' or Other Fees.

(a)No Person has been employed by or on behalf of Purchaser as a broker, finder, investment banker or financial advisor in connection with the Transactions, and no Person with which Purchaser has had any dealings or communications of any kind is entitled or will become entitled to any fee or commission, brokerage, finder’s fee or like payment based in any way on any agreement, arrangement or understanding made by or on behalf of Purchaser to which Sellers or their Affiliates will have any obligation or responsibility in connection with the Transaction.

10.Indemnification.

10.1Undertakings of the Sellers.

Subject to the provisions of this Section 10, the Sellers shall (severally and not jointly amongst them) indemnify and hold the Purchaser and (after Closing) Vetriceramici and the Subsidiaries (the “Purchaser Indemnitees”) harmless in respect of:

(a)any Loss incurred or suffered by the Purchaser Indemnitees which would have not been so incurred or suffered had the representations and warranties of the Sellers contained in Section 8.1 (other than Sections 8.1.1,  8.1.2,  8.1.4) been true and correct;

(b)any Loss incurred or suffered by the Purchaser as a result of the breach of the representations and warranties of the Sellers contained in items (e),  (f) or (g) of Section 7.3 (subject to Section 10.8) and/or in Sections 8.1.1 (Organization and Standing), 8.1.2 (Authorization), 8.1.4 (Ownership);

(c)any Loss incurred or suffered by the Purchaser Indemnitees which would have not been so incurred or suffered had all of the covenants and obligations of the Sellers under this Agreement to be fulfilled on or before Closing been duly complied with in all respects;

(d)any Sellers’ Expenses that remain unpaid as of Closing, to the extent such unpaid amount has not been included in the Purchase Price calculation.

10.2No other remedies.

The Parties expressly agree that the rights and remedies provided in Section 10.1 shall be in lieu of any and all other right or remedy of the Purchaser, provided by law or otherwise, however arising in connection with any breach of the representations and warranties, covenants and/or obligations of the Sellers contained in this Agreement, other than those rights or remedy set forth in the Law and available to the Purchaser for Sellers’ fraud or willful misconduct. In particular, but without limitation to the generality of the foregoing, no breach or inaccuracy of any representation or warranty of the Sellers contained in this Agreement will give rise to any right on the part of the Purchaser to rescind or terminate this Agreement (including under Section 1467 of the Code, in which regard the Parties agree and acknowledge that the remedies provided for therein shall not apply to this Agreement) other than pursuant to Section 4.4.

10.3Exclusions and Limitations.

10.3.1Exclusions.

The Sellers shall not be responsible under Section 10.1:

(a)in respect of any actual or alleged breach:

i.of the representations and warranties referred to therein (other than the representations and warranties referred to at item ii. below) which is notified to the Sellers after the earlier of the Fund’s Term (as defined below) and 18 (eighteenth) months following the Closing Date; or

ii.of the representations and warranties set forth in Subsections 8.1.1 (Organization and Standing), 8.1.2 (Authorization) and 8.1.4 (Ownership) which is notified to the Sellers later than the Fund’s Term (as defined below);

it being, however, understood that the Sellers’ obligations under Section 10.1 shall survive the expiration of the time limits provided under item (a)i. and item (a)ii. above in respect of any actual or alleged breach of the representations or warranties of the Sellers referred to therein which - prior to the expiry of the relevant term above - is the subject matter of a Claim Notice according to Section 10.4 and which, if the Claim Notice is still unresolved at the end of the 30 Business Day term set forth in Subsection 10.4.1(c), becomes the subject matter of a proceeding under Section 12.11 hereof within 30 Business Days thereafter.

For the purposes above, “Fund’s Term” means the later of (i) 12 October 2015 or, (ii) in the event an extension of the term of the Fund is resolved by Star as the management company of the Fund pursuant to the Fund regulations, the final term of the Fund upon said extension, provided that Star shall notify the Purchaser of any such extension and provided further that, unless there is any change in applicable Laws that would prevent it and unless it is apparent that all of the portfolio companies of the Fund will be disposed of by October 12, 2015, Star will use its reasonable best efforts to ensure the term of the Fund is extended up to 2018 to the extent actually permitted under the Fund’s rules;

(b)in connection with any facts or matters which are clearly referred to or disclosed in any of the Schedules to this Agreement (except however Schedule e) or Schedule f) which shall not be taken into account for the purposes hereof);

(c) to the extent the relevant Liability has already been accounted for in the Closing Date Financial Debt or in the Closing Date Working Capital for the purposes of determining the Provisional Purchase Price or the Balance;

(d) in respect of any contingent or potential Liability of the Company and the Subsidiaries, unless and until such Liability has become actual and has been paid for by the Company and the Subsidiaries, provided however that the Purchaser Indemnitees will be entitled to give a Claim Notice under Section 10.4 even if the Liability is still not actual or incurred but only potential and contingent, provided that the Sellers’ indemnity obligations will arise if and when the liability becomes actual and limited to the amount of the actual Liability.

10.3.2Deductions.

(a)Subject to the provisions set forth in Subsection 10.3.1 above, the amount of all indemnities payable by the Sellers to the Purchaser Indemnitees pursuant to Section 10.1, shall be further reduced by:

i.the amount of any net decrease of any Tax that the Purchaser or any of its Affiliates (including the Company and the Subsidiaries) has benefitted or can actually benefit from for which such party would otherwise have been accountable or liable to be assessed as a result any matter, fact or circumstance giving rise to such indemnification obligation (it being understood that any amount corresponding to the Tax savings which has previously been indemnified by the Sellers pursuant to the provisions hereof shall be promptly reimbursed to the Sellers);

ii.any provision (“fondo”) recorded in the Financial Statements relating to the event giving rise to indemnification;

iii.the amount of any payment from third parties (whether insurance companies or otherwise) that any of the Company or the Subsidiaries has received in connection with the event giving rise to indemnification, it being understood that any payment made by any such third party which has previously been indemnified by the Sellers pursuant to the provisions hereof shall be promptly reimbursed to the Sellers by the Purchaser Indemnitees up to the maximum of the amount paid by the Sellers to the Purchaser Indemnitees;

(b)in no event will the deductions set forth above imply or result in a duplication of payment(s) due by the Purchaser Indemnitees to the

Sellers according to this Agreement.

10.3.3Limitations.

(a)Subject to the provisions set forth in Subsections 10.3.1 and 10.3.2 above, the amount payable by the Sellers to the Purchaser pursuant to Section 10.1 shall also be subject to the following limitations:

i.in the case of any Tax assessment that only results in the shifting of the Tax burden from one fiscal year to another or in the shifting of the Tax burden from one or more taxing jurisdictions to another one or more taxing jurisdictions, any indemnification relating thereto shall be limited to the actual net and final cash cost thereof to the Company or the Subsidiaries;

ii.any indemnification due by the Sellers according to this Agreement shall be computed without regard to any multiple, price-earnings or equivalent ratio implicit in the negotiation and/or determination of the Purchase Price;

iii.in case the Sellers have indemnified the Purchaser for a Loss suffered or incurred by any of the Company or the Subsidiaries, the corresponding damage suffered by the Purchaser or by its controlling company because of the diminished value of the participation will not constitute a Loss to be indemnified;

iv.any Liability of the Sellers for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Liability constituting a breach of more than one representation or warranty.

10.3.4Monetary thresholds.

(a)Subject to the provisions set forth in Subsections 10.3.1, 10.3.2 and 10.3.3 above and subject to item (c) below, the Sellers will not be liable pursuant to item (a) of Section 10.1:

i.if the amount due in connection with any single occurrence, or series of related occurrences, giving rise to liability pursuant to item (a) of Section 10.1 does not exceed Euro 20,000.00 (twenty thousand) (the “De Minimis”);

ii.until the aggregate of all amounts that would otherwise be due pursuant to item (a) of Section 10.1 exceeds Euro 200,000.00 (two hundred thousand) (the “Floor”), provided however that any occurrence which is of a value lower than the amount set forth in item i preceding will not be taken into account for the purposes of calculating the Floor and provided further that if the Floor is exceeded, the Sellers’ liability will be limited to the excess;

iii.in any event, subject to above and Section 4.2(c), the Sellers’ maximum aggregate liability (the “Cap”) under item (a) of Section 10.1 shall be limited to the maximum amount of Euro 3,000,000.00 (three million), irrespective of the amount of the Loss suffered by the Purchaser Indemnitees;

(b)Anything herein to the contrary notwithstanding, none of the De Minimis, Floor or Cap will apply to Losses under items (b),  (c) and (d) of Section 10.1 above, provided that the Sellers’ respective liability thereunder will not exceed their Relevant Percentage of the Purchase Price, subject – in respect to item (c) only – to Section 1229 of the Code.

(c)Anything herein to the contrary notwithstanding, neither the De Minimis nor the Floor will apply to Losses for breach of the representations and warranties under Subsection 8.1.31 provided that the Sellers’ liability thereunder will be subject to the Cap.

10.4Handling of Claims.

If any event occurs which could give rise to Sellers’ liability under Section 10.1, the following provisions shall apply.

10.4.1Purchaser Claims.

(a)As promptly as possible, and in any case within 30 Business Days after the Purchaser first becomes aware of any event in respect of which Sellers may be liable under Section 10.1 (a “Claim”), Purchaser will give written notice (“Claim Notice”) to the Sellers of such Claim; the Claim Notice will provide all reasonable particulars thereof (including documents and evidence, if any) and will specify all amounts the payment of which is requested by Purchaser in connection therewith, to the extent known at the time of the Claim Notice. Failure by the Purchaser to deliver a Claim Notice within the aforesaid 30 Business Day term shall not relieve the Sellers from their liability under Section 10.1, except to the extent the Sellers are prejudiced thereby.

(b)Upon receipt of a Claim Notice, the Sellers shall have 20 Business Days in which to dispute the Claim asserted by sending written notice thereof to the Purchaser (hereinafter, the "Dispute Notice"), provided however that Seller’s failure to send a Dispute Notice within such 20 Business Day period shall be considered as a notice of disagreement by Sellers such that the provisions set forth in paragraph (c) below will apply.

(c)If (x) a Dispute Notice is timely received by Purchaser or (y) Sellers fail to timely send a Dispute Notice to Purchaser, in each case as per paragraph (b) above, for a period of 30 Business Days following (1) such Dispute Notice (in the case under (x) above) or (2) the expiration of the 20 Business Day period contemplated by paragraph (b) above (in the case under (y) above), the Parties will attempt to resolve any differences which they may have with respect to the matters indicated in the Dispute Notice and Claim Notice. Upon resolving in writing the dispute in whole or in part, the relevant Purchaser Indemnitee shall be entitled to receive the amounts agreed upon in the manner set forth in Section 10.6.  If, at the end of such 30 Business Day period, the Sellers and the Purchaser fail to reach an agreement in writing with respect to all the matters indicated in the Dispute Notice and Claim Notice, then all matters as to which agreement is not so reached may, thereafter, be submitted to arbitration pursuant to Section 12.11.

10.4.2Third Parties’ Claims.

(a)In case the Claim Notice regards a claim, action, suit or proceeding asserted or initiated against the Company or any of the Subsidiaries by a Third Party (a “Third Party Claim”), following the Closing, Purchaser shall control the defense of any such Third Party Claim. Sellers may, at their sole cost and expense, participate, with counsel of their choosing, reasonably satisfactory to Purchaser, in the defense of any Third Party Claim that is the subject matter of a Claim Notice to the Sellers under Subsection 10.4.1 preceding.  In such case, Purchaser’s counsel will consult with Sellers’ counsel in relation to the strategy for the defense and they will cooperate in good faith to the defense of such Third Party Claim.

(b)Without prejudice to paragraph (a) preceding, Purchaser shall properly and diligently defend, or shall cause the Company or the relevant Subsidiary, as the case may be, to properly and diligently defend, any Third Party Claim.

(c)Without prejudice to paragraphs (a) and (b) preceding, none of the Purchaser, the Company or any of the Subsidiaries shall make or accept any settlement of or acquiesce to such Third Party Claim without the prior written consent of the Sellers, which shall not unreasonably be withheld or delayed.

(d)If a firm offer is made to the Company or any of the Subsidiaries or to the Purchaser to settle any Third Party Claim giving rise to the Sellers’ liability under this Article 10 which the Sellers, but not the Purchaser, are willing to accept, the Purchaser and/or the

Company or the relevant Subsidiary (as the case may be) shall be free not to enter into such settlement and to commence or continue litigation, at its own expense, but the Sellers’s liability under Section 10.1 shall be limited to the amount of the proposed settlement.

10.5Amnesty.

In the event that – at any time between the Closing Date and the date upon which the liability of Sellers for Taxes or social security matters shall expire pursuant to Subsection 10.3.1 – any Law or Order should be enacted in Italy or in any other relevant jurisdiction having as an effect the right to settle, in whole or in part, Tax and/or social security obligations of the Company or the Subsidiaries covered by Sellers’ indemnity obligation hereunder (any such Law or Order is hereinafter referred to as an “Amnesty” and it will, in particular - but without limitation - refer to what is commonly known as “condono” in Italian Tax Law and politics), the following provisions shall apply:

(a)Sellers shall have the right (but not the duty) to request Purchaser that the Company or any of the Subsidiaries avails itself of the Amnesty. If Sellers communicate that they consider making such a request, Purchaser shall cause the Company or the relevant Subsidiary to deliver all information to Sellers that is needed to make a fully informed decision about making the Amnesty request;

(b)Purchaser shall have the right to determine, in its sole discretion (irrespective of any request of Sellers under paragraph (a) preceding), whether or not the Company or the relevant Subsidiary should avail itself of the Amnesty;

(c)if Purchaser elects to proceed with an Amnesty without the prior written agreement (which agreement shall not be unreasonably withheld) or written request of Sellers, all costs and expenses of such Amnesty shall be borne by Purchaser or by the Company or by the relevant Subsidiary, without recourse against Sellers hereunder;

(d)if Purchaser elects to proceed with an Amnesty in written agreement with Sellers or pursuant to Sellers’ request hereunder, all costs and expenses of such Amnesty relating to Tax Periods Before Closing Date shall be borne by Sellers;

(e)if Purchaser elects not to proceed with an Amnesty notwithstanding Sellers’ request pursuant to paragraph (a) preceding, it shall be free to do so, but Sellers’ liability under Section 10.1 in respect of the matter constituting the subject of such Amnesty shall be limited to the amount that would have been paid by Sellers pursuant to paragraph (c) preceding had Purchaser elected to proceed with the Amnesty in accordance with Sellers request.

10.6Escrow

(a)In accordance with the Escrow Agreement, any payments due by Sellers to Purchaser pursuant to the Sellers’ indemnification obligations under Subsection 10.1(a) shall be paid out of the Escrow Amount. Purchaser shall therefore be entitled to make a claim against the Escrow Amount according to the Escrow Agreement and pursuant to the terms and conditions stipulated therein, provided that any payment due by Sellers in connection with their indemnification obligation under Subsection 10.1(a) of this Agreement up to the Escrow Amount (or the lower amount from time to time available under the Escrow Agreement) shall only be paid out of the Escrow Amount by the Escrow Agent according to the Escrow Agreement.

(b)Purchaser may, but will not be required to, seek payment of any amount due by Sellers to Purchaser pursuant to the Sellers’ indemnification obligations under Subsections 10.1(b), 10.1(c) or 10.1(d) out of the Escrow Amount.

(c)The Escrow Amount shall be released to Sellers or the Purchaser in accordance with the terms of the Escrow Agreement.

(d)The Escrow Agreement will remain in place until the earlier of the Fund’s Term (including any extension) or l8 months after the Closing, except if by that time there is any pending claim under the Escrow Agreement, in which case the Escrow Agreement will remain in place and the Escrow Amount will not be released until such pending claim has been fully paid.

10.7Payments.

(a)To the extent that the Purchaser has claims pursuant to Subsection 10.1(b),  10.1(c) or 10.1(d) and there are not sufficient funds held in escrow pursuant to the Escrow Agreement to satisfy the Purchaser's claims, or the Escrow Agreement is no longer in place as per Section 10.6 or Purchaser elects not to seek recourse from the Escrow Amount, then the Purchaser may enforce its indemnification rights provided for under this Agreement directly against the Sellers, it being understood that the Escrow Amount does not limit the obligations of the Sellers with regards to claims pursuant to Subsections 10.1(b),  10.1(c) or 10.1(d).

(b)In the case contemplated by paragraph (a) above, the Sellers will pay the amounts due to the relevant Purchaser Indemnitee through wire transfer of funds to the bank account designated by such Purchaser Indemnitee, such wire transfer to be effected within 5 (five) Business Days from the date in which the relevant indemnity obligations have become due and payable based on the provisions of this Agreement.

10.8Severability.

(a)Any payment required to be made by Sellers under this Agreement and specifically under this Article 10 shall be divided among Sellers according to the Relevant Percentage.

(b)Each of Sellers shall be severally and not jointly liable vis-à-vis Purchaser for any payment under this Agreement (including but not limited to the provisions under this Article 10).

(c)Padovani and Zannoni (but not Star and Gazzaniga) shall be severally and not jointly liable vis-à-vis Purchaser for any breaches or inaccuracies of the obligations, representations and warranties set forth under Section 5.4(c),  Section 6.4(a),  Section 7.3,  Section 7.4,  Section  7.5 and Section 7.6.

10.9Cooperation

The Purchaser shall cooperate, and shall cause the Company and the Subsidiaries to cooperate, with the Sellers with respect to resolving any claim or liability with respect to which the Sellers may be obligated to indemnify a Purchaser Indemnitee hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

11.Other Covenants of the Parties.

11.1Confidentiality.

11.1.1No disclosure.

The Parties hereby agree and covenant that, for a period of two years after the Closing Date, they shall keep confidential any information relating to the performances and operations of Sellers, Purchaser, the Company and the Subsidiaries.

11.1.2Exceptions.

Subsection 11.1.1 shall not prohibit disclosure or use of any information if and to the extent:

(a)the disclosure or use is required by Law, any regulatory body or any recognised stock exchange on which the shares of any Party (or any other company belonging to the same group as a party) are listed;

(b)the disclosure or use is required to vest the full benefit of this

Agreement in Sellers or Purchaser;

(c)the disclosure or use is required for the purpose of any judicial proceeding arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d)the disclosure is made to professional advisers of any Party on terms that such professional advisers undertake to comply with the provisions of Subsection 11.1.1 in respect of such information as if they were a party to this Agreement;

(e)the information is or becomes publicly available;

(f)the other Party has given prior written approval to the disclosure or use; or

(g)the information is independently developed after Closing.

11.2Announcements

Each Party shall consult with the other Party before issuing, and provide it the opportunity to review and comment upon any press release or other public statements with respect to this Agreement, the Closing or any confidential information which such Party is required to disclose under applicable Law, and shall not issue such press release or make any such public statement prior to such consultation except to the extent required by applicable Law, a recognized stock exchange, or Governmental Authority.  The Parties shall be under no restrictions with respect to the republication of any information previously publicly disclosed by any Party pursuant to this Agreement.

12.Miscellaneous Provisions.

12.1Survival.

This Agreement shall remain in full force and effect after the Closing, without necessity for any of the Parties to reiterate or otherwise confirm its commitment with respect thereto, except as otherwise specifically provided by other clauses of this Agreement.

12.2Entire Agreement, Changes in Writing.

(a)This Agreement, together with the contractual documents, if any, entered into by the Parties or by some of them on the date hereof or following the same:

i.constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements (if any) relating to the same matter; and

ii.may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by all the Parties.

(b)There are no agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein. Sellers and Purchaser agree that neither Party shall bring any action against the other in relation to (i) any previous agreement(s) between them relating to the subject matter of this Agreement or (ii) any representation, or warranty or undertaking other than the representations, warranties and undertakings expressly set out in this Agreement.

12.3Assignment Prohibited.

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties. Any purported assignment in contravention of this Section 12.3 will be void and of no force or effect.

12.4Notices.

Any communication or notice required or permitted to be given under this Agreement shall be made in writing and in the English language and shall be deemed to have been duly and validly given, in the case of notice sent by registered mail, international courier service or facsimile, upon receipt of same, in each case, as follows:

(a)if to Star, to it at:

Star Capital SGR S.p.A.

Via P. Paleocapa, no. 6

20121 Milan

Italy

Fax:  +39 02 805-2505

with a copy to:

Avv. Francesco Cartolano

Accinni, Cartolano e Associati

Via Conservatorio, no. 17

20122 Milan

Italy

Fax +39 02 7601-5551

(b)if to Gazzaniga, to him at:

Marco Gazzaniga

Star Capital SGR S.p.A.

Via P. Paleocapa, no. 6

20121 Milan

Italy

Fax:  +39 02 805-2505

(c)if to Padovani, to him at:

Gianfranco Padovani

Via Borgo d'Oro n° 1

48018 Faenza (RA) (Italy)

(d)if to Zannoni, to him at:

Sergio Zannoni

Via Ferrari n° 3

48018 Faenza (RA) (Italy)

with a copy to:

Dott. Carlo Melandri

Studio Melandri

21, Corso Saffi Aurelio

48018 Faenza (RA) (Italy)

Fax: +39 0546 680127

(e)if to Sellers’ Representative, to:

K Finance S.r.l.

Via Durini 27

20122 Milano

Italy

Fax +39 02 7631-0967

with a copy to:

Avv. Francesco Cartolano

Accinni, Cartolano e Associati

Via Conservatorio, no. 17

20122 Milan

Italy

Fax +39 02 7601-5551

(f)if to Purchaser, to:

Ferro Coatings Italy S.r.l.

c/o Ferro Corporation

6060 Parkland Boulevard

Mayfield Heights, Ohio 44124

USA

Attention: General Counsel

Fax: +1 216 875-5623

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

Attention: Patrick J. Leddy, Esq.

Fax: +1 216 579-0212

(g)if to Ferro, to:

Ferro Corporation

6060 Parkland Boulevard

Mayfield Heights, Ohio 44124

USA

Attention: General Counsel

Fax: +1 216 875-5623

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

USA

Attention: Patrick J. Leddy, Esq.

Fax: +1 216 579-0212

or at such other address and/or facsimile number as any Party may hereafter furnish to the other by written notice, as herein provided.

12.5Further Assurances.

The Parties hereby agree to execute and deliver all such instruments and documents and to perform all such acts and do all such other things as may be necessary to further the purposes of this Agreement.

12.6Taxes and Other Expenses.

Except as otherwise expressly provided in other clauses of this Agreement, any cost, tax, duty or charge arising in connection with the Transactions, shall be borne and paid for as follows:

(a)all income, capital gain and other Taxes on income due in connection with the sale of the Vetriceramici Interest shall be borne and paid for by Sellers;

(b)Purchaser and Sellers shall each pay the fees, expenses, and disbursements incurred by their respective auditors, advisors and counsels;

(c)the costs for the notary public, stamp duties, registration tax and indirect Taxes or charges levied on the purchase and sale of the Vetriceramici Interest shall be borne and paid for by Purchaser;

(d)the costs for the notary public, stamp duties, registration tax and indirect Taxes or charges levied on (or otherwise related to) the Minority Interest Transfer Documents and to the purchase and sale of the VC Mexico Minority Interest and the VC Turkey Minority Interest shall be borne and paid for by Purchaser.

12.7Severability.

If any provision of this Agreement is held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected thereby to the maximum extent permitted by Law, and the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision as similar as possible to the provision at issue (except for any mandatory substitution by operation of Law pursuant to Section 1419, paragraph 2, of the Code).

12.8Liability.

(a)Anything to the contrary in this Agreement or in any applicable Law notwithstanding, Sellers shall be severally and not jointly liable against Purchaser under this Agreement.

(b)This Agreement is executed by Star Capital SGR S.p.A. not on its own (“in proprio”) but only in its capacity as management company (“società di gestione del risparmio”) – and thus for and on behalf – of the closed-end fund (“fondo di investimento mobiliare chiuso”) “Star Bridge Social Responsible Fund” (the “Fund”) which is a segregate estate pursuant to Section 36, paragraph 6, of the Italian Legislative Decree n. 58/1998. Therefore only the estate of the Fund, which is separate from the assets of Star Capital SGR S.p.A., will be liable for any Seller’s obligation under this Agreement, including those under Article 10.

12.9Schedules.

(a)The Schedules referred to herein, and attached to this Agreement, are incorporated herein by such reference as if fully set forth in the text hereof.

(b)Any disclosure made in any Schedule to this Agreement shall be deemed to be made with respect to any other Schedule to this Agreement to the extent the applicability of the disclosure is reasonably apparent on its face, except however for Schedule e) and Schedule f) which are attached hereto for informational purposes only and are not relevant for disclosure purposes.

12.10Applicable Law.

This Agreement, including all Schedules, and the agreements, documents and instruments executed hereunder, shall be governed by and implemented, construed and interpreted in accordance with the substantive Laws of Italy (with the exclusion of any conflict-of-laws rules).

12.11Dispute Resolution.

(a)Any controversy, dispute or claim arising under or in connection with this Agreement (including in relation to the existence, validity, interpretation, performance, breach, termination or enforceability hereof) shall be exclusively resolved by a binding arbitration under the Rules of the Chamber of Arbitration of Milan - Camera Arbitrale Nazionale e Internazionale di Milano (the “Rules”) then in force.

(b)For the purposes of appointing the panel, Sellers shall be considered as a single Party and shall be entitled to collectively appoint only one arbitrator as per paragraph (c) below.

(c)The panel of arbitrators will be composed of three members to be appointed as follows: each Party will appoint one arbitrator; the two arbitrators appointed by the Parties will then appoint a third arbitrator who shall chair the panel (and who may be of Italian nationality), provided however that, failing such two arbitrators to agree on the designation of the third arbitrator within 10 Business Days of the appointment of the later of such two arbitrators, or should a party fail to appoint its arbitrator within 10 Business Days of the notice commencing the arbitration proceedings, such appointments will be made pursuant to the Rules. Any arbitrator appointed by the other two arbitrators or by the Chamber of Arbitration of Milan - Camera Arbitrale Nazionale e Internazionale di Milano shall be: (x) an experienced arbitrator of disputes arising out of large, complex commercial transactions; (y) an Italian qualified lawyer who is fluent in English; and (z) unaffiliated, and without prior or current financial alliances or affiliations, with any Party.

(d)The arbitrators shall resolve the dispute “in via rituale secondo diritto” pursuant to the substantive Laws of Italy, without regard to conflict of law rules. The venue of the arbitration shall be Milan, Italy, and the arbitration proceedings shall be conducted in English, in which regard all arbitrators shall be fluent in the English language.

(e)Each Party shall bear its own costs and expenses incurred in connection with the arbitration proceedings. In the award, the arbitrators shall finally allocate the arbitration fees, costs and expenses between the Parties and, where necessary, shall order either one of the Parties to promptly reimburse the other Party for those advances paid by the latter (if any) which are in excess of such Party’s share of such fees, costs and expenses as finally allocated in the award.

(f)The award will be final and binding to the Parties and not subject to appeal or judicial review. The Parties reserve the right to seek provisional or conservatory measures and injunctive relief from courts of competent jurisdiction in connection with matters submitted to arbitration pursuant hereto.

(g)Without prejudice to paragraphs (a) to (f) above, the Parties hereby submit to the exclusive jurisdiction of the courts of Milan, Italy, in respect of any dispute which under mandatory provisions of Italian Law cannot be referred to an arbitration panel but which however concerns this Agreement.

12.12Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

* * *

Star Bridge Social Responsible Fund”
Star Capital SGR S.p.A. for “Star Bridge Social Responsible Fund”	Marco Gazzaniga
/s/ Marco Baratti_______ (Marco Baratti)	(1)/s/ Marco Gazzaniga_____

Gianfranco Padovani	(2)Sergio Zannoni
/s/ Gianfranco Padovani_	/s/ Sergio Zannoni_________
Ferro Coatings Italy s.r.l.	Ferro Corporation (3)
/s/ Daniele Bandiera_________ By: Daniele Bandiera Title: Chairman of the Board	/s/ Peter T. Thomas_____________ By: Peter T. Thomas Title: Chairman, President, CEO